
09010848

ExxonMobil

Taking on the world's toughest energy challenges.™

# 2008 Summary Annual Report

**CONTENTS**



The term *Upstream* refers to exploration, development, production, and gas and power marketing. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, expectations, estimates, and business plans in this report are forward-looking statements. Actual future results, including demand growth and energy mix; capacity growth; the impact of new technologies; capital expenditures; project plans, dates, and capacities; production rates and resource recoveries; and efficiency gains and cost savings could differ materially due to, for example, changes in oil and gas prices or other market conditions affecting the oil and gas industry; reservoir performance; timely completion of development projects; war and other political or security disturbances; changes in law or government regulation; the actions of competitors; unexpected technological developments; the occurrence and duration of economic recessions; the outcome of commercial negotiations; unforeseen technical difficulties; and other factors discussed in this report and in Item 1A of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other terms used in this report are contained in the section titled "Frequently Used Terms" on pages 44 through 45. In the case of financial measures, the definitions also include information required by SEC Regulation G to the extent we believe applicable.

"Factors Affecting Future Results" and "Frequently Used Terms" are also posted on our Web site and are updated from time to time.

Prior years' data have been reclassified in certain cases to conform to the 2008 presentation basis.

Meeting the world's fundamental and growing need for energy is a massive undertaking.

Today our industry faces the dual challenges of providing the energy needed for **meeting demand** growth while at the same time **reducing our environmental impact**. Technological innovation will be critical in solving these challenges.

It is vital that we find solutions because energy is required for economic growth, which lifts the standard of living for people all over the world. At the same time, we need to address concerns about rising greenhouse gas emissions.

## Taking on the world's toughest energy challenges.

Every day, employees at ExxonMobil are committed to the pursuit of **operational excellence**. We do this by delivering safe, reliable operations, improving energy efficiency, and maintaining strong business controls.

We believe that **maximizing the value** of resources – through disciplined investments, developing breakthrough technologies, improving processes, and integrated operations – generates the most benefit for resource owners, society, and our shareholders.

Our long-term success also depends on **promoting the development** of our employees and the communities in which we operate, as well as helping to prepare today's students to take on tomorrow's challenges.

For over 125 years ExxonMobil has maintained its commitment to taking on the world's toughest energy challenges while delivering superior financial results to our shareholders.


ExxonMobil

# To Our Shareholders

2008 was another outstanding year for ExxonMobil. We delivered $45 billion in net income, a record for the Corporation, with each of our businesses – Upstream, Downstream, and Chemical – achieving strong earnings performance. Return on average capital employed was 34 percent, and cash flow from operations and asset sales was nearly $66 billion. These results reflect the strength of our straightforward business model and long-term perspective in a highly competitive global industry.

The Corporation distributed a total of $40 billion to our shareholders in 2008, an increase of $4 billion from 2007, through dividends and share purchases to reduce shares outstanding. Over the past five years, we have distributed a total of over $146 billion to our shareholders, including a 58-percent increase in our annual dividend.

We recognize the uncertain economic environment that has developed. Highly volatile commodity prices, the global credit crisis, and the impacts of economic slowdown have created challenging conditions affecting businesses and consumers worldwide. At the same time, access to global energy resources remains difficult in some countries where policy and regulatory changes have limited resource development.

Despite these challenges, our capital and exploration expenditures were $26 billion in 2008. Over the next five years, we plan to invest record amounts, more than $125 billion, to develop new technology, deliver new Upstream projects, increase our refining capacity, and grow our Chemical business.

In 2008 ExxonMobil continued to lead the industry in workforce safety performance. We also recorded zero marine spills from company-operated marine vessels, contributing to a greater than 60-percent reduction in total spills greater than one barrel for the company since 2001. These accomplishments are evidence of the commitment, training, and performance of our workforce throughout our worldwide operations.

Eight major Upstream projects started up in 2008, including multiple new fields in Angola and developments in Nigeria and Malaysia. These projects not only deliver new supplies of crude oil and natural gas to the world, but also deliver significant value for resource owners and for our shareholders. The effective development and execution of complex, long-term projects is a competitive advantage for ExxonMobil.

In our Downstream and Chemical businesses, we have continued to improve efficiency and increase the capacity of our facilities. We are applying our operational expertise to world-class investment opportunities such as the Singapore petrochemical project, which when completed, will be part of our largest integrated chemical and refining site. This project, along with our partnership in China's first fully integrated, world-scale refining and petrochemical project in Fujian Province, will help meet long-term demand growth in Asia.

Meeting the projected increase in energy demand is an enormous challenge. The world is expected to need about 30 percent more energy in 2030 than it does today, driven by continued economic growth in developing countries. Oil and natural gas will continue to meet the majority of that demand as indispensable parts of a diverse portfolio of energy sources and suppliers. To meet this demand, it is essential that we develop all economically viable energy sources while at the same time reducing environmental impact.

ExxonMobil has a steadfast commitment to the business principles that have proven successful for over 125 years. Our business approach – effective long-term risk management, disciplined capital investment, enduring business controls, and an unwavering commitment to safe and reliable operations – sets us apart from industry competition and allows us to continue to grow long-term shareholder value.

Pursuing an integrated set of solutions is vital to meeting growing demand. ExxonMobil is actively exploring for new resources in challenging locations and is committed to the development of technological advancements that will be required to develop those resources. We are also strengthening our partnerships with resource owners and governments. In addition ExxonMobil is improving energy efficiency and taking effective steps to curb emissions in our operations.

Our ability to develop, apply, and deploy innovative technology will remain a key competitive advantage. Our investments in research and development, totaling more than $3.7 billion over the past five years, are fueled by the talent of ExxonMobil's nearly 15,000 scientists and engineers. ExxonMobil is on the cutting edge of advancing new energy technologies – both in our core business areas and in new, energy-saving innovations.

We are pioneering new technologies for finding, developing, producing, refining, and delivering energy while improving efficiency, reducing environmental impact, and enhancing safety. For example technological breakthroughs allow us to map undersea reservoirs, drill horizontally under arctic oceans, and develop new battery component technologies for hybrid and electric cars, enabling ExxonMobil to help meet the world's energy needs.

The people we employ are at the core of ExxonMobil's achievements. Our success is driven by the dedication of these talented men and women who are committed not only to the results they deliver, but also to upholding the ethical standards we demonstrate every day in our business operations around the world.

Our commitment to being a good corporate citizen is an extension of our ethical standards. Protecting our employees, supporting local communities, and safeguarding the environment are principles of corporate citizenship that we believe are a priceless asset.

ExxonMobil's National Content strategy extends our citizenship commitment to the host nations where we operate. We strive to promote economic development by employing and training a local workforce, using local suppliers of goods and services, and investing in infrastructure projects to support education and healthcare.

We reflect on the year's successes knowing that significant challenges remain in the future. I am confident that ExxonMobil's competitive advantages position us well to meet these challenges. We will continue to deliver superior performance through disciplined investment, the strength of our functional organization, our ongoing commitment to technology, and maintaining our focus on safety and operational excellence.

**Rex W. Tillerson**
*Chairman and CEO*

**ExxonMobil is making massive investments globally to develop new and affordable supplies of energy.**
The Kizomba C development in Angola Block 15 utilizes two floating production, storage, and offloading (FPSO) vessels and 36 subsea wells, making it the largest subsea development we operate. Total oil and natural gas production in 2008 from our worldwide developments was over 3.9 million oil-equivalent barrels per day, helping to meet the world's growing demand for energy.




FPSO MONDO

# meeting demand.

## Finding and developing new supplies and products to bring to market

The world's need for reliable, affordable energy supplies is growing. Meeting this challenge will require substantial investments, access to resources, and new technologies to unlock these resources from increasingly challenging locations.

By 2030 global energy demand is expected to increase by about 30 percent from today's level, even assuming significant gains in energy efficiency. Oil and natural gas will remain the world's primary energy sources, meeting close to 60 percent of the demand.

ExxonMobil plans to invest more than $125 billion over the next five years developing future energy supplies and investing in the communities in which we operate, while at the same time reducing the environmental impact of what we do.

**Worldwide Energy Demand**

*(millions of oil-equivalent barrels per day)*

Annual Growth
2005–2030
Average 1.2%

350
300
250
200
150
100
50

1980 1990 2000 2010 2020 2030



ExxonMobil's scientists and engineers are creating innovative technologies to develop otherwise inaccessible or uneconomic hydrocarbons. Unconventional resources such as liquefied natural gas, tight gas, shale gas, and heavy oil will be needed to help meet the world's growing demand for energy.

Technology is crucial to supplying more of the energy that we need with less impact on the environment. For example ExxonMobil's researchers have developed a technology called *R3M*. This technology allows us to interpret the earth's electromagnetic waves to help geoscientists find crude oil and natural gas hidden far below the surface.

## Improving energy efficiency and minimizing environmental impacts

Since 2004 ExxonMobil has invested more than $1.5 billion to reduce greenhouse gas emissions and improve energy efficiency.

Through our Global Energy Management System and investments in cogeneration, the simultaneous production of electricity and steam, we continue to make our operations more efficient, while at the same time reducing greenhouse gas emissions.

We have developed technologies such as a new lithium-ion battery separator film for use in hybrid and electric vehicles, as well as advanced engine oils, lightweight plastics, and tire materials that are already helping improve vehicle fuel economy.

**Cogeneration Capacity**[1]


(megawatts)
5000
4000
3000
2000
1000
2002
2004
2006
2008

(1) Capacity in which ExxonMobil has an interest.

ExxonMobil is also working with vehicle and engine manufacturers on advanced engines that could improve fuel economy by up to 30 percent, investing in a technology for separating $CO_2$ from natural gas to enable carbon capture and storage, and supporting breakthrough research into ways to make alternative energy sources like solar and biofuels more available and affordable.

# reducing impact.

Balancing the need for energy and economic growth while addressing environmental risks is a key challenge for society. Energy has to be used in the most efficient way to meet the needs of a growing world, but also to minimize the impact on the environment.



Our commitment to environmental responsibility starts with high standards for environmental management. Using an in-depth scientific understanding of the environmental impact of our activities, we work to improve energy efficiency, reduce greenhouse gas emissions, and protect environmentally sensitive areas where we operate.

We continue to improve our environmental performance. In 2008 ExxonMobil achieved zero spills from company-operated and long-term chartered marine vessels. Every day our employees strive to improve our operating performance and to reduce incidents with environmental impact to zero.


0
9
8
Fully Synthetic
Mobil
1
5W-30

**ExxonMobil's commitment to providing safe and reliable products while ensuring our facilities achieve operational excellence has remained unwavering for decades.**

It takes vision and commitment to remain the world's leading producer of petroleum and petrochemical products. *Mobil 1*, the world's leading synthetic motor oil, helps to protect our customers' engines and improve fuel economy.


Fully Synthetic
Mobil
1
5W-30
Motor Oil
946mL/1U.S. Qt
FOR GASOLINE ENGINES

# operational excellence.

## Safely and reliably producing oil, natural gas, and hydrocarbon products

Ensuring the safety and reliability of our operations is fundamental to our business success and a critical challenge that ExxonMobil takes on every day.

We continue to believe that an unrelenting emphasis on safe operations by our employees and contractors delivers superior business results.

We have developed a wide range of management and operating systems that ensure consistency of our operations and aid in the development and implementation of global best practices. Our company-wide Operations Integrity Management System (OIMS) provides a structured, global approach to managing risk throughout our worldwide operations.



# maximizing value.

## Maximizing resource and asset value

To meet future energy demand, ExxonMobil must invest with a time horizon that is measured in decades rather than months or years. This requires a disciplined, consistent approach to investments and the capability to select and deliver projects that are robust in a variety of business environments.

**Record Earnings in 2008**

*Net Income*

*(billions of dollars)*


50
40
30
20
10
2004
2005
2006
2007
2008

We have a proven track record of successful partnerships with host nations and of maximizing the value of their natural resources. We achieve this by leveraging and integrating the capabilities of our functional businesses, developing and deploying leading-edge technologies, applying unrivaled expertise in project management, and demonstrating our commitment to local communities and the environment.

We believe that investments that maximize resource and asset value will also grow long-term value for host nations and our shareholders.

## Developing the next generation of scientists and engineers

ExxonMobil has a world-class resource base of 72 billion oil-equivalent barrels, the largest in our industry. This resource base is diverse both geographically and by resource type, and underpins our long-term growth.

**Resource Base by Geographic Region**

*(percent, oil-equivalent barrels)*


Asia Pacific/Middle East
Americas
Russia/Caspian
Africa
Europe

Just as we make financial investments with a long-term perspective, we recognize that the challenge of developing tomorrow's energy supplies will require the nurturing of a new generation of skilled scientists and engineers.

We continue to invest substantially in education programs to attract young people to math and science subjects. We also work to provide teachers with the support needed to maximize student achievement and encourage interest in math and science-related careers. In 2008 we invested more than $70 million in education programs worldwide.

# promoting development.

Our long-term focus means that we need a steady stream of scientists and engineers with new ideas and a passion for innovation to solve tomorrow's challenges. It is one reason we are committed to supporting improvements in math and science education.



Our approach to development stretches beyond education. For example, through a program called National Content, we strategically plan how the growth of our own in-country business delivers sustainable benefits to local economies. National Content covers three areas – workforce development, supplier development, and strategic community programs.

Our major community programs include direct involvement in the fight against malaria in Africa, where we support advocacy programs, on-the-ground treatment and prevention projects, and research for new drugs and vaccines. In addition, through our *Educating Women and Girls Initiative*, we seek to reduce the barriers to progress for women and girls and support programs that train and empower women to be catalysts for social and economic development in their communities.





**ExxonMobil Chemical's manufacturing facilities produce the base materials found in products used by millions of consumers every day.** The Kawasaki Chemical Plant in Japan is part of ExxonMobil's global integrated manufacturing network. More than 90 percent of the chemical capacity we own and operate worldwide is integrated with our large refining facilities or natural gas processing plants, allowing us to optimize operations, increase efficiency, and reduce energy consumption.

# The Outlook for Energy – A View to 2030

Energy – in all its forms – is critical to economic growth, development, and social welfare. Meeting the projected increase in energy demand to support growing populations and expanding economies poses many challenges, and will require an integrated set of solutions.

To help us prepare for the future energy marketplace, each year ExxonMobil develops *The Outlook for Energy*, a broad, in-depth look at the long-term global trends for energy demand and supply, and their impact on carbon dioxide ($CO_2$) emissions. The results of this comprehensive study provide a foundation for ExxonMobil's business planning and are shared publicly to help build understanding of the world's energy needs and challenges.

**The Link Between Economic Growth and Energy**
Energy and economic growth have long been entwined: The availability of energy supports long-term economic and social progress; economic growth drives increased energy usage.

Despite current economic conditions, global economic output, as measured by Gross Domestic Product (GDP), is expected to increase by close to 3 percent on average annually through 2030.

Importantly the global economy is becoming more energy efficient. From 1980 to 2005, "energy intensity" – the amount of energy used per unit of economic output – improved by 1 percent per year on average. Going forward to 2030, we expect the rate of improvement will be 70-percent faster than in the past.

Even with significant energy intensity improvements, global energy demand is expected to increase approximately 35 percent from 2005 to 2030. The majority of new energy demand will come from Asia Pacific, reflecting strong economic growth. Oil, natural gas, and coal will remain the predominant energy sources through 2030, but renewable sources such as wind, solar, and biofuels will increase rapidly.

**Transportation Demand Driven by Developing Economies**
Transportation provides perhaps the most visible use of energy. Moving people and goods requires tremendous amounts of energy worldwide, and that will not change in the foreseeable future. In fact energy demand for transportation is expected to increase by 40 percent from 2005 to 2030.

The global growth in transportation demand will be met primarily by oil, which is expected to provide almost 95 percent of all transportation fuel in 2030.

**Electricity Demand Increases Need for Power Generation**
As economies grow and access increases, global demand for electricity is projected to increase 75 percent by 2030 versus 2005.

Consistent with this projection, energy for power generation is expected to remain the largest and fastest growing segment of global demand, driven in large part by strong growth in Asia Pacific.

Meeting the expected worldwide growth in power demand will require a diverse set of energy sources. Today coal is dominant and will retain the largest share globally through 2030; however, natural gas, nuclear, and renewables will all gain market share.

**Worldwide Liquids Demand**
Liquid fuels derived from oil, condensates, and natural gas liquids provide the largest share of energy supply today, due to their affordability, wide availability, and ease of transport. By 2030, global demand for liquids is expected to grow to approximately 108 million oil-equivalent barrels per day or close to 30 percent more than in 2005.

**Worldwide Economics and Energy**

*Population*
*(billions of people)*


Annual Growth
2005–2030
Average 0.9%
10
8
6
4
2
1980
2005
2030

*Gross Domestic Product*
*(trillions of dollars, 2005 dollars)*


Annual Growth
2005–2030
Average 3.0%
100
80
60
40
20
1980
2005
2030

*Energy Demand*
*(millions of oil-equivalent barrels per day)*


Annual Growth
2005–2030
Average 1.2%
350
300
250
200
150
100
50
1980
2005
2030

**Growth in Global Energy Demand**


2005 Demand
2030 Demand
Energy Source:
Oil
Gas
Coal
Nuclear
Biomass, Other
Hydro, Geo
Wind, Solar, and Biofuels
(millions of oil-equivalent barrels per day)
200
150
100
50
Annual Growth 2005–2030 Average 1.2%
0.9% Annual Growth
1.8%
0.6%
2.3%
0.3%
2.2%
9.3%
Energy Source
Energy Savings Due to Efficiencies

**Energy-Related $CO_2$ Outlook by Region**


(billions of metric tons of CO2 per year)
United States
Annual Growth 2005–2030 Average –0.6%
European Union
Annual Growth 2005–2030 Average –0.6%
China
Annual Growth 2005–2030 Average 2.1%
10
8
6
4
2
1980 2005 2030
1980 2005 2030
1980 2005 2030

This demand will be met by a wide variety of sources. Conventional non-OPEC crude and condensate production is expected to remain relatively flat through 2030. However, growth is expected from a number of supply sources, including oil sands, natural gas liquids, and biofuels, as well as crude oil from OPEC countries. While the world's resource base is sufficient to meet projected demand, access to resources and timely investments will remain critical to meeting global needs.

### LNG Import Market Will Grow

Increases in natural gas demand in major markets will require new sources of supply. Unconventional natural gas resources (e.g., tight gas, shale gas, coalbed methane) will contribute more significantly to supplies over time, enabled by technology advances. In addition new technologies are spurring development of a global market for liquefied natural gas (LNG), which is expected to more than triple in volume from 2005 to 2030 and help meet growing demand in North America, Europe, and Asia Pacific.

### Global Energy in Perspective

Viewed globally, it is clear that the world's energy mix is highly diverse. Today, oil, natural gas, and coal provide approximately 80 percent of world energy. By 2030, oil will remain the largest source of energy supply at close to 35 percent. Natural gas will grow the fastest of the fossil fuels and will overtake coal as the second-largest energy source. Nuclear power will increase significantly, surpassing coal in terms of absolute growth and becoming the fourth-largest fuel source. Hydro and geothermal will also grow, but they are limited by the availability of natural sites. Wind, solar, and biofuels will increase about 9 percent per year on average, the highest growth rate of all fuels.

In developing this *Outlook*, we assume significant efficiency improvements over time. Compared to 2005 energy-intensity levels, these improvements translate to energy savings of approximately 170 million oil-equivalent barrels per day by 2030 – about double the corresponding growth in demand. Achieving these gains will be critical to helping meet global energy challenges.

### Growing Energy Demand and $CO_2$ Emissions

The outlook for energy-related $CO_2$ emissions is linked directly to projections of the amount and type of energy required. Looking globally we do not expect $CO_2$ emissions to peak by 2030. While the United States and other developed countries will reduce emissions, the economic growth and associated energy needs of developing countries will drive global $CO_2$ levels higher. This highlights the challenge ahead for the world – how to continue to provide the energy necessary to bring billions of people up the economic ladder while mitigating the growth of $CO_2$ emissions.

### Conclusion

This *Outlook* makes clear that the world's energy challenges are formidable. We believe that meeting these global energy challenges requires an integrated set of solutions that includes:

- Moderating demand through new technologies that improve energy efficiency in our vehicles, homes, and businesses.
- Expanding access to all economically viable energy sources – oil, natural gas, coal, nuclear, and alternative and renewable sources such as wind, solar, and biofuels.
- Mitigating the risks of climate change through technologies that advance energy efficiency, enable widespread use of renewables, and capture and store $CO_2$ emissions.

Looking to 2030 and beyond, we realize that the scale of our global challenge is enormous, but so, too, is our commitment to succeed and our capacity to innovate. ExxonMobil is confident that by pursuing this integrated set of solutions – while working with governments to create reliable policy and investment environments for these solutions to thrive – the world can achieve both energy and environmental security to support growing economic prosperity.

# Business Overview

UPSTREAM DOWNSTREAM CHEMICAL

2008 was another outstanding year for ExxonMobil. We delivered $45 billion in net income, a record for the Corporation, with each of our businesses – Upstream, Downstream, and Chemical – achieving strong earnings performance. Return on average capital employed was 34 percent and cash flow from operations and asset sales was nearly $66 billion. These results reflect the strength of our straightforward business model and long-term perspective in a highly competitive global industry.

| FINANCIAL HIGHLIGHTS | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| *(millions of dollars, unless noted)* | | | | | |
| Sales and other operating revenue[1][2] | **459,579** | 390,328 | 365,467 | 358,955 | 291,252 |
| Net income | **45,220** | 40,610 | 39,500 | 36,130 | 25,330 |
| Cash flow from operations and asset sales[3] | **65,710** | 56,206 | 52,366 | 54,174 | 43,305 |
| Capital and exploration expenditures[3] | **26,143** | 20,853 | 19,855 | 17,699 | 14,885 |
| Cash dividends to ExxonMobil shareholders | **8,058** | 7,621 | 7,628 | 7,185 | 6,896 |
| Common stock purchases *(gross)* | **35,734** | 31,822 | 29,558 | 18,221 | 9,951 |
| Research and development costs | **847** | 814 | 733 | 712 | 649 |
| Cash and cash equivalents at year end[4] | **31,437** | 33,981 | 28,244 | 28,671 | 18,531 |
| Total assets at year end | **228,052** | 242,082 | 219,015 | 208,335 | 195,256 |
| Total debt at year end | **9,425** | 9,566 | 8,347 | 7,991 | 8,293 |
| Shareholders' equity at year end | **112,965** | 121,762 | 113,844 | 111,186 | 101,756 |
| Average capital employed[3] | **129,683** | 128,760 | 122,573 | 116,961 | 107,339 |
| Share price at year end *(dollars)* | **79.83** | 93.69 | 76.63 | 56.17 | 51.26 |
| Market valuation at year end | **397,239** | 504,220 | 438,990 | 344,491 | 328,128 |
| Regular employees at year end *(thousands)* | **79.9** | 80.8 | 82.1 | 83.7 | 85.9 |

| KEY FINANCIAL RATIOS | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Net income per common share *(dollars)* | **8.78** | 7.36 | 6.68 | 5.76 | 3.91 |
| Net income per common share – assuming dilution *(dollars)* | **8.69** | 7.28 | 6.62 | 5.71 | 3.89 |
| Return on average capital employed[3] *(percent)* | **34.2** | 31.8 | 32.2 | 31.3 | 23.8 |
| Net income to average shareholders' equity *(percent)* | **38.5** | 34.5 | 35.1 | 33.9 | 26.4 |
| Debt to capital[5] *(percent)* | **7.4** | 7.1 | 6.6 | 6.5 | 7.3 |
| Net debt to capital[6] *(percent)* | **(23.0)** | (24.0) | (20.4) | (22.0) | (10.7) |
| Ratio of current assets to current liabilities *(times)* | **1.47** | 1.47 | 1.55 | 1.58 | 1.40 |
| Fixed charge coverage *(times)* | **52.2** | 49.9 | 46.3 | 50.2 | 36.1 |

(1) Sales and other operating revenue includes sales-based taxes of $34,508 million for 2008, $31,728 million for 2007, $30,381 million for 2006, $30,742 million for 2005, and $27,263 million for 2004.

(2) Sales and other operating revenue includes $30,810 million for 2005 and $25,289 million for 2004 for purchases/sales contracts with the same counterparty. Associated costs were included in Crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income.

(3) See Frequently Used Terms on pages 44 through 45.

(4) Excluding restricted cash of $4,604 million in 2006, 2005, and 2004.

(5) Debt includes short- and long-term debt. Capital includes short- and long-term debt, shareholders' equity, and minority interests.

(6) Debt net of cash and cash equivalents, excluding restricted cash.

## BUSINESS MODEL

ExxonMobil has a consistent and straightforward business model that combines our long-term perspective, disciplined approach to capital investment, and focus on operational excellence to grow shareholder value. We identify, develop, and execute projects using global best practices that ensure project returns will be resilient across a range of economic scenarios. We operate our facilities using proven management systems to achieve operational excellence. As a result, we consistently generate more income from a highly efficient capital base, as demonstrated by our superior return on average capital employed. We deliver industry-leading financial and operating results that grow long-term shareholder value.


Disciplined Investment
Operational Excellence
Industry-Leading Returns
Superior Cash Flow
Growth In Shareholder Value

ExxonMobil's superior performance demonstrates the strength of our long-term business model.

## Superior 2008 Results

- **Workforce safety performance continues to lead industry.**
- **Record earnings of $45.2 billion, with strong performance in each of our business functions.**
- **Annual dividend per share growth of 13 percent versus 2007, the 26th consecutive year of dividend per share increases.**
- **Total shareholder distributions of $40.1 billion, an increase of $4.4 billion versus 2007.**
- **Industry-leading return on average capital employed of 34 percent.**
- **Start-up of eight major Upstream projects.**
- **Total liquids production and natural gas production available for sale of 3.9 million oil-equivalent barrels per day.**
- **Replaced 103 percent of production with proved oil and gas reserve additions of 1.5 billion oil-equivalent barrels, including asset sales and excluding year-end price/cost effects.**

**Record Earnings in 2008**

*Functional Earnings and Net Income*


Upstream
Downstream
Chemical
Corporate and Financing
Net Income
(billions of dollars)
50
40
30
20
10
0
-2
2004
2005
2006
2007
2008

**Total Shareholder Returns**[1]

ExxonMobil S&P 500 Integrated Oil Competitor Data[2]

*(percent per year)*

20
15
10
5
0
-5
5 Years
10 Years
20 Years

(1) Reflects data through December 31, 2008.

(2) Royal Dutch Shell, BP, and Chevron values are calculated on a consistent basis with ExxonMobil, based on public information.

# Upstream

## Exploration, Development, Production, and Gas & Power Marketing

### UPSTREAM STRATEGIES

ExxonMobil's fundamental Upstream strategies guide our global exploration, development, production, and gas and power marketing activities:

- **Identify and pursue all attractive exploration opportunities**
- **Invest in projects that deliver superior returns**
- **Maximize profitability of existing oil and gas production**
- **Capitalize on growing natural gas and power markets**

These strategies are underpinned by a relentless focus on operational excellence, commitment to innovative technologies, development of our employees, and investment in the communities in which we operate. ExxonMobil's ability to integrate and execute these strategies consistently delivers superior long-term value.

*The Adriatic LNG terminal, the world's first offshore liquefied natural gas (LNG) terminal, left its construction site in Algeciras, Spain, on August 30, 2008, for the 1700 nautical mile trip to its final destination, offshore Porto Levante, Italy. The terminal is now on station undergoing commissioning and will have the capacity to supply 10 percent of Italy's natural gas market.*



## 2008 Results and Highlights

**Industry-leading workforce safety performance.**

**Earnings were a record $35.4 billion.**

**Upstream return on average capital employed was 54 percent,** and has averaged 44 percent over the past five years.

**Earnings per oil-equivalent barrel were $24.67,** exceeding those of our competitors.

**Total liquids production and natural gas production available for sale was 3.9 million oil-equivalent barrels per day,** the highest among our competitors.

**Replaced 103 percent of production with proved oil and gas reserve additions of 1.5 billion oil-equivalent barrels,** including asset sales and excluding year-end price/cost effects.

**Upstream Return on Average Capital Employed**


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
60
50
40
30
20
10
2004
2005
2006
2007
2008

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

**Resource base additions totaled 2.2 billion oil-equivalent barrels.** ExxonMobil's resource base now stands at 72 billion oil-equivalent barrels.

**Finding and resource-acquisition costs were $1.32 per oil-equivalent barrel.**

**Upstream capital and exploration spending was $19.7 billion,** driven by an active exploration program, selective investment in a strong portfolio of development projects, and continued investment to enhance the value of existing assets.

### UPSTREAM COMPETITIVE ADVANTAGES

**Portfolio Quality •** The quality, size, and diversity of ExxonMobil's resource base and project inventory underpin a strong long-term outlook.

**Global Integration •** The global functional Upstream companies work with the Downstream and Chemical businesses to identify and deliver integrated solutions that maximize resource value.

**Discipline and Consistency •** We explore, develop, produce, and market using globally deployed management systems that ensure consistent application of the highest technical, operational, and commercial standards.

**Value Maximization •** From optimum development concept selection continuing through mid- and late-life investments to increase reservoir recovery, ExxonMobil maximizes resource value over the life of each asset.

**Long-Term Perspective •** Consistent, selective capital investment and focused technology development ensure robust investments over the long term.

| UPSTREAM STATISTICAL RECAP | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Earnings *(millions of dollars)* | **35,402** | 26,497 | 26,230 | 24,349 | 16,675 |
| Liquids production *(thousands of barrels per day)* | **2,405** | 2,616 | 2,681 | 2,523 | 2,571 |
| Natural gas production available for sale *(millions of cubic feet per day)* | **9,095** | 9,384 | 9,334 | 9,251 | 9,864 |
| Oil-equivalent production *(thousands of barrels per day)* | **3,921** | 4,180 | 4,237 | 4,065 | 4,215 |
| Proved reserves replacement[1][2] *(percent)* | **110** | 132 | 129 | 129 | 125 |
| Resource additions[2] *(millions of oil-equivalent barrels)* | **2,230** | 2,010 | 4,270 | 4,365 | 2,940 |
| Average capital employed[2] *(millions of dollars)* | **66,064** | 63,565 | 57,871 | 53,261 | 50,642 |
| Return on average capital employed[2] *(percent)* | **53.6** | 41.7 | 45.3 | 45.7 | 32.9 |
| Capital and exploration expenditures[2] *(millions of dollars)* | **19,734** | 15,724 | 16,231 | 14,470 | 11,715 |

(1) Excluding asset sales, the 2007 Venezuela expropriation, and year-end price/cost effects.

(2) See Frequently Used Terms on pages 44 through 45.

# Identify and Pursue All Attractive Exploration Opportunities

ExxonMobil's exploration strategy is to identify, evaluate, pursue, and capture the highest-quality opportunities around the world. ExxonMobil's net exploration acreage totaled 73 million acres in 33 countries at year-end 2008. This geographically and geologically diverse, high-quality portfolio balances risk and reward to deliver both production and resource growth.

### Growing the Resource Base

The success of our approach is demonstrated by the addition of an average of 3.2 billion oil-equivalent barrels to the resource base per year over the past five years. The result is a resource base of 72 billion oil-equivalent barrels. The timing of large resource additions varies from year to year and can lead to fluctuations in finding and resource-acquisition costs. Finding and resource-acquisition costs have averaged $0.66 per oil-equivalent barrel over the past five years.

### Disciplined Approach to Proved Reserves

All reserves additions and revisions follow a rigorous and structured management review process that is stewarded by a team of experienced reserves experts with global responsibility. ExxonMobil has added 8.6 billion oil-equivalent barrels to proved reserves over the past five years, replacing 110 percent of production. Total proved reserves of 22.8 billion oil-equivalent barrels at year-end 2008 would yield 15 years of production at current levels.

### 2008 Key Exploration Captures

- Awarded and acquired interest in 76,000 acres in the Horn River Basin, Canada
- Acquired equity in 184,300 acres in the Mako Trough in southeast Hungary


WEST POLARIS

*The West Polaris drillship spud the first exploration well on the ExxonMobil-operated BM-S-22 Block, offshore Brazil in October 2008.*

- Awarded the 406,500-acre Gunting Block onshore and offshore East Java, Indonesia
- Awarded equity in two exploration licenses totaling 778,700 acres in the Porcupine Basin offshore Ireland
- Acquired equity in an oil prospecting license totaling 229,000 acres in the deep water offshore Nigeria
- Awarded equity in a 2.5-million-acre deepwater block offshore Libya
- Awarded equity in a 1.8-million-acre block in the Black Sea offshore Romania
- Acquired equity in 17,500 acres in the Piceance Basin, Colorado
- Awarded six leases totaling 19,400 acres in the Pennsylvania State Forest Lease Sale
- Awarded 14 blocks in the Gulf of Mexico Central Sale 206 and 128 blocks in the Gulf of Mexico Western Sale 207

**Resource Base**(1)



Proved
Non-proved
(billions of oil-equivalent barrels at year end)
80
60
40
20
1998
2008


**Resource Additions and Acquisitions**(1)



(billions of oil-equivalent barrels)
4.0
3.0
2.0
1.0
2008
5-Year Average
10-Year Average


**Finding and Resource-Acquisition Costs**(1)



(dollars per oil-equivalent barrel)
1.6
1.2
0.8
0.4
2008
5-Year Average
10-Year Average


(1) See Frequently Used Terms on pages 44 through 45.

# Invest in Projects that Deliver Superior Returns

ExxonMobil continues to focus on disciplined investment decisions and industry-leading project execution to deliver superior returns from Upstream projects.

As project scale and complexity increase across the industry, the challenge to bring new energy supplies to market on time and within budget is growing. ExxonMobil's project management systems leverage global best practices from previous projects to provide a disciplined and consistent approach to the diverse execution challenges around the world.

Superior project execution begins with selecting the design and operating concept that will be robust through a range of uncertainties and that will deliver maximum value over the life of the asset. It requires a commitment to and investment in technology to develop innovative solutions that lower costs, increase reliability, and deliver profitable volumes. ExxonMobil spends a great deal of time on execution planning to minimize cost and schedule risks during the execution phase of major projects.

The combination of our global processes, proprietary technology, and project management expertise results in industry-leading project execution performance.

ExxonMobil has a large portfolio of project opportunities that is both global and diverse. Many of these developments are located in challenging environments and include deepwater, heavy oil/oil sands, unconventional gas, arctic, liquefied natural gas (LNG), and acid/sour gas projects. With a portfolio of more than 120 projects expected to develop over 24 billion oil-equivalent barrels (net), ExxonMobil selectively funds those projects that deliver robust financial performance and maximize profitable volumes growth over a wide range of economic conditions.

**Resources in Projects by Geographic Region**

*(percent, oil-equivalent barrels)*


Americas
Russia/Caspian
Asia Pacific
Europe
Middle East
Africa

**Resources in Projects by Project Type**

*(percent, oil-equivalent barrels)*


Conventional
Deepwater
Unconventional Gas
Heavy Oil/Oil Sands
Arctic
LNG
Acid/Sour Gas

*Qatargas II Train 4 is the world's largest LNG train with production capacity of 7.8 million tons per year. First LNG is expected in early 2009.*



# Major Development Projects

ExxonMobil participated in eight major project start-ups in 2008, with nine more anticipated in 2009. Beyond 2009 an additional 44 major projects are in various stages of project planning and execution.

### 2008 Project Start-Ups

**East Area NGL II •** The East Area natural gas liquids (NGL) II project in Nigeria began production in March 2008. The project is expected to recover about 300 million barrels of natural gas liquids (gross) from associated gas produced from the East Area fields. At its peak, the project is expected to produce about 50 thousand barrels of natural gas liquids per day (gross). The project is part of an integrated plan to significantly reduce flaring and improve oil recovery.

**Kizomba C •** The Kizomba C development in Angola Block 15 consists of two projects, Mondo and Saxi/Batuque, and includes two floating production, storage, and offloading (FPSO) vessels and 36 subsea wells. The Mondo project began production in January 2008, after the FPSO vessel and subsea production facilities were completed and commissioned. The Saxi/Batuque project commenced production in July 2008, completing the second phase of the development for Kizomba C. Together these projects are expected to recover approximately 600 million barrels of oil (gross) and produce 200 thousand barrels of oil per day at peak (gross).

**Starling •** In the North Sea offshore the United Kingdom, start-up of production from the co-venturer-operated Starling gas condensate field began in January 2008. The development will consist of up to three wells and is expected to recover almost 40 million oil-equivalent barrels (gross).

Tyrihans Norway
Volve Norway
Starling United Kingdom
South Hook LNG Terminal United Kingdom
Piceance Phase 1 United States
Adriatic LNG Terminal Italy
Thunder Horse United States
ACG Phase 3 Azerbaijan
Qatargas II Train 4 Qatar
Jerneh B Malaysia
East Area NGL II Nigeria
AKG Phase 2 Qatar
RasGas Train 6 Qatar
Kizomba C Mondo Angola
RasGas Train 7 Qatar
Kizomba C Saxi/Batuque Angola
Qatargas II Train 5 Qatar

Country with 2008/2009 Major Project Start-Up
2008 Start-Up
2009 Projected Start-Up

**Volve •** The Volve project offshore Norway began production in February 2008 as an eight-well development. The project is expected to recover nearly 70 million oil-equivalent barrels with a gross production capacity of 50 thousand barrels per day of liquids and 30 million cubic feet per day of gas.

**Jerneh B •** Natural gas production began in April 2008 from the offshore Jerneh B platform in Malaysia. At its peak, this development is expected to produce 150 million cubic feet per day (gross), bringing total production for the Jerneh field to 500 million cubic feet per day (gross).

**ACG Phase 3 •** The Azeri-Chirag-Gunashli (ACG) Phase 3 project, which developed the Deep Water Gunashli field offshore Azerbaijan, started production in April 2008. Production is expected to increase as additional wells are brought online and is projected to ultimately reach approximately 300 thousand barrels of oil per day (gross).

**Thunder Horse •** The Thunder Horse project in the Gulf of Mexico, offshore the United States, began oil production in 2008. The facility is designed for peak gross production of 250 thousand barrels of oil per day and 200 million cubic feet of natural gas per day.



*The East Area NGL II project includes extraction and fractionation facilities to recover natural gas liquids from gas gathered from the East Area fields offshore Nigeria.*



*Construction is nearly complete on the 7.8-million-tons-per-year RasGas liquefied natural gas (LNG) Trains 6 and 7 in Qatar.*

### Other Projects Progressing

**Qatargas II Trains 4 and 5** • Qatargas II Train 4 is expected to start up in early 2009 as the largest LNG train in the world with an annual capacity of 7.8 million tons. Construction continues on Qatargas II Train 5, which also will have an annual capacity of 7.8 million tons. Start-up is expected in 2009. Shipments are planned primarily to the U.K. gas market through the South Hook LNG regasification terminal, which is expected to receive its first cargo in early 2009.

**RasGas Trains 6 and 7** • Two 7.8-million-tons-per-year LNG trains owned by Ras Laffan Liquefied Natural Gas Company (3), a joint venture between Qatar Petroleum and ExxonMobil, are under construction with start-up planned in 2009. Train 6 is planned to supply the U.S. market, while Train 7 is expected to primarily supply Asia and other markets worldwide.

**Adriatic LNG Terminal** • The Adriatic LNG terminal, installed at its final destination offshore Porto Levante, Italy, in September 2008, is the world's first fixed offshore LNG storage and regasification terminal. The terminal is capable of delivering up to 775 million cubic feet of gas per day to the Italian market. Commissioning activities are progressing, with start-up scheduled in 2009.

**Kearl Oil Sands** • The Kearl Oil Sands project is expected to develop a world-class resource in northern Alberta exceeding 4 billion barrels. The planned three-phase development will be an open-pit mining operation with the first phase producing approximately 110 thousand barrels of bitumen per day (gross). Detailed design, equipment procurement, and initial site preparation activities have begun for the first phase.

**Papua New Guinea (PNG) LNG** • The Gas Agreement for the PNG LNG project was signed in 2008 by the State of Papua New Guinea and the project's joint venture participants. After achieving this milestone, the project began front-end engineering and design. The project is planned to develop the Hides, Angore, and Juha fields to supply feed gas for a 6.3-million-tons-per-year LNG facility located 12 miles northwest of Port Moresby.

**Gorgon Jansz** • Engineering and execution planning continued to progress during 2008 for the Gorgon Jansz LNG project, offshore Western Australia. The project includes parallel development of the Gorgon and deepwater Jansz gas fields, and installation of a 15-million-tons-per-year LNG facility on Barrow Island.

**Banyu Urip** • The Banyu Urip development in the Cepu Contract Area onshore Java is planned to have 49 wells, an onshore central processing facility, and a 60-mile pipeline to transport the processed oil to a floating storage and offloading vessel. The full development is expected to produce 165 thousand barrels of oil per day (gross). Land acquisition and major contract tendering activities are under way for the full project. The project includes an early oil phase with capacity to produce up to 20 thousand barrels of oil per day (gross).

*The South Hook LNG regasification terminal will have the capacity to supply up to 2 billion cubic feet of gas per day into the U.K. natural gas grid.*



# Maximize Profitability of Existing Oil and Gas Production

ExxonMobil applies the most cost-effective technology and operations management systems to all assets to maximize the commercial recovery of hydrocarbons.

ExxonMobil leverages its global functional organization to manage oil and gas assets through rapid technology transfer and best practices application. Our organizational structure and consistent processes enable the company to define priorities on a worldwide basis and to deploy resources when and where they are needed, drawing on an experienced, dedicated, and diverse workforce of exceptional quality.

We place significant focus on managing and optimizing base performance and continuously generating opportunities to maximize the value of our assets. High-quality reservoir management and rigorous depletion planning ensure optimum long-term field performance and enhance production from existing wells. We continually invest in our asset base to enhance resource recovery, maximize profitability, and extend field life. New production volumes are generated through drilling new wells, workovers, and implementing secondary or tertiary recovery programs.

ExxonMobil is recognized as an industry leader in the application of cost-effective technologies for enhanced oil recovery. These include using water or gas injection, heavy oil steamflooding, and sour gas injection techniques to increase reservoir recovery.

Production is maximized through a disciplined focus on operational integrity and by leveraging global best practices to improve facility reliability. For instance, maintenance activities are rigorously planned and executed resulting in optimized schedules and higher uptime.



*The Harmony Platform, producing since 1993, is located in the Santa Ynez Unit, 20 miles west of Santa Barbara, California, on the outer continental shelf in the Pacific Ocean.*

All of these activities are performed with a structured focus on cost management and capital discipline in combination with a steadfast commitment to operational excellence. Operations integrity is fundamental to our success and is a top priority. Within the Operations Integrity Management System (OIMS), integrity management processes address all aspects of the business and define the global standards for safe and environmentally sound operations.

The asset base is continuously under review to ensure that every asset is contributing to our strategic objectives to the maximum extent possible. ExxonMobil consistently delivers higher earnings per barrel than our competitors. This is a direct reflection of our commitment to investment discipline, superior execution, and ability to maximize resource recovery.

**Upstream Earnings per Barrel**


ExxonMobil
Integrated Oil Competitor Average(1)
(dollars per oil-equivalent barrel)
25
20
15
10
5
2004
2005
2006
2007
2008

(1) Royal Dutch Shell, BP, and Chevron values calculated on a consistent basis with ExxonMobil, based on public information.

**Production Outlook by Geographic Region**


Americas
Europe
Asia Pacific/ Middle East
Africa
Russia/Caspian
(millions of oil-equivalent barrels per day)
5
4
3
2
1
2008
2009
2010
2011
2012
2013

# Capitalize on Growing Natural Gas and Power Markets

ExxonMobil's expertise in integrating advanced technologies across the natural gas value chain, supported by a network of commercial experts with knowledge of global energy markets, provides a significant competitive advantage.

In the North American natural gas market, demand is projected to grow about 1 percent per year on average to 2030, and with domestic supply from existing fields declining, continued investments and new discoveries are required. To increase supply, ExxonMobil is expanding the development of tight gas resources in the Piceance Basin in Colorado. We also have a leading position in gas resources in the Mackenzie Delta region of northern Canada and on the North Slope of Alaska, and have acquired acreage in the Horn River Basin in western Canada. Liquefied natural gas (LNG) imports will also play an increasingly important role. ExxonMobil is participating in building the Golden Pass LNG regasification terminal on the U.S. Gulf Coast, with a planned capacity of about 2 billion cubic feet per day. ExxonMobil is also seeking regulatory approval for a new LNG regasification terminal, BlueOcean Energy, 20 miles off the coast of New Jersey.

ExxonMobil is a leading natural gas producer in Europe through ownership in many key assets in the Netherlands, Germany, and the North Sea. Local production in Europe is anticipated to begin declining in the next few years. To help meet the need for new supplies, LNG will play an increasing role. The South Hook LNG terminal in Milford Haven, Wales, and the Adriatic LNG terminal offshore Italy, both developed by ExxonMobil and its partners, are expected to be operational in 2009. These terminals will have a combined capacity of nearly 3 billion cubic feet of gas per day. ExxonMobil has also acquired a strong acreage position in unconventional gas in Europe to help meet future demand.



*The Mozah is one of the world's largest LNG carriers. The Q-Max class LNG carriers were designed to economically ship LNG to global markets.*

Asia Pacific natural gas demand is expected to grow faster than any other region of the world at about 3.7 percent per year through 2030. ExxonMobil-interest LNG operations in Indonesia and Qatar are major exporters to Japan, South Korea, India, and Taiwan. ExxonMobil is also among the largest suppliers of pipeline gas to markets in Australia and Malaysia, and provides pipeline gas supplies to markets in Thailand, far east Russia, and Qatar. Additional pipeline and LNG opportunities are being progressed in the Middle East, Australia, Indonesia, Russia, Papua New Guinea, and West Africa.

ExxonMobil also has interests in electric power generation facilities with total capacity of about 16,000 megawatts.

## GLOBAL LNG

Global LNG demand is expected to grow about 4 percent per year through 2030, driven by demand in North America and Europe as well as Asia Pacific markets. By 2030 LNG demand is expected to represent about 15 percent of the world's gas demand.

ExxonMobil is currently participating in LNG operations in Qatar and Indonesia with a combined gross capacity of approximately 35 million tons per year, supplying LNG to markets in Asia, Europe, and North America. This represents about 20 percent of global industry capacity. ExxonMobil is participating in four additional LNG trains in Qatar that will increase gross capacity by over 30 million tons per year in 2009.

Qatar
Nigeria
Arun
Papua New Guinea (PNG)
Scarborough
Gorgon Jansz
Major LNG Market (Existing and Targeted)
Anticipated Supply Flow
Existing Liquefaction Facility
Future/Potential Liquefaction Facility
Existing Regasification Terminal
Future/Potential Regasification Terminal

# Downstream

## Refining & Supply, Fuels Marketing, and Lubricants & Specialties

### DOWNSTREAM STRATEGIES

ExxonMobil's Downstream encompasses a global portfolio of businesses including refining, supply, fuels marketing, and lubricants and specialties operations. Our consistent business strategies are key to achieving sustained, outstanding performance:

- **Maintain best-in-class operations, in all respects**
- **Provide quality, valued products and services to our customers**
- **Lead industry in efficiency and effectiveness**
- **Capitalize on integration with other ExxonMobil businesses**
- **Selectively invest for resilient, advantaged returns**
- **Maximize value from leading-edge technologies**

Our focus on execution of these strategies drives operational excellence, continuous margin improvement, increased cost efficiency, and disciplined capital management. As a result, the Downstream is well-positioned to deliver long-term growth in shareholder value.

*ExxonMobil's refinery in Joliet, Illinois, is one of the newest in the United States and one of the most energy efficient. Our high-conversion refinery has a crude capacity of 240 thousand barrels per day.*



## 2008 Results and Highlights

**Best-ever lost-time injury rate for combined employee and contractor workforce.**

**Strong earnings of $8.2 billion,** generating a return on average capital employed of 32 percent.

**Refinery throughput of 5.4 million barrels per day,** comparable to 2007 excluding the impact of the Gulf Coast hurricanes and portfolio changes.

**Petroleum product sales of 6.8 million barrels per day.**

**Increased raw material flexibility through the use of proprietary technology.** Since 2004 we have run on average 125 crudes new to individual refineries every year.

**Started up four new projects to produce lower-sulfur diesel and announced plans to invest more than $1 billion in three refineries –** Baytown, Texas; Baton Rouge, Louisiana; and Antwerp, Belgium – to further increase production of lower-sulfur diesel.

**Downstream Return on Average Capital Employed**


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
40
35
30
25
20
15
10
5
2004
2005
2006
2007
2008

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

**Began commissioning a new 125-megawatt cogeneration unit in our Antwerp, Belgium, refinery,** with sufficient capacity to meet the refinery's power requirements as well as the majority of the power needs of the other ExxonMobil manufacturing sites in Belgium.

**Launched** *Mobil 1 Advanced Fuel Economy* **synthetic motor oil,** designed to improve fuel economy, benefitting the environment.

---

### DOWNSTREAM COMPETITIVE ADVANTAGES

**Portfolio Quality** • We are the world's largest global refiner, manufacturer of lube basestocks, and supplier/marketer of petroleum products. Our large, world-class facilities are located in major markets around the world.

**Global Integration** • Over 75 percent of our refining capacity is integrated with our lubes and/or chemical businesses. Our global functional organization facilitates efficient development and deployment of global best practices and new technologies.

**Discipline and Consistency** • Systematic processes and corresponding efficient execution have established us as an industry leader in operational excellence and cost effectiveness.

**Value Maximization** • Proprietary Molecule Management technology enables us to optimize raw material selection and processing, and maximize yields of higher-value products.

**Long-Term Perspective** • We maintain a disciplined capital approach focused on profitable and resilient investments that build our competitive advantage over time.

| DOWNSTREAM STATISTICAL RECAP | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Earnings *(millions of dollars)* | **8,151** | 9,573 | 8,454 | 7,992 | 5,706 |
| Refinery throughput *(thousands of barrels per day)* | **5,416** | 5,571 | 5,603 | 5,723 | 5,713 |
| Petroleum product sales[1] *(thousands of barrels per day)* | **6,761** | 7,099 | 7,247 | 7,519 | 7,511 |
| Average capital employed[2] *(millions of dollars)* | **25,627** | 25,314 | 23,628 | 24,680 | 27,173 |
| Return on average capital employed[2] *(percent)* | **31.8** | 37.8 | 35.8 | 32.4 | 21.0 |
| Capital expenditures *(millions of dollars)* | **3,529** | 3,303 | 2,729 | 2,495 | 2,405 |

(1) Petroleum product sales data are reported net of purchases/sales contracts with the same counterparty.
(2) See Frequently Used Terms on pages 44 through 45.

# Refining & Supply

ExxonMobil Refining & Supply integrates a global network of reliable and efficient manufacturing plants, transportation systems, and distribution centers to provide fuels, lubricants, feedstocks, and other high-value products to our customers around the world.



*Operators fine tune process conditions to maximize the yield of high-value products and minimize energy usage at our Baton Rouge, Louisiana, refinery.*

Our global supply organization optimizes our network, including selection and placement of raw materials to our refineries, efficient supply of products to our customers, and placement of ExxonMobil's equity crude. Our proven business model is founded on continuous operations improvement, leveraging our global scale and integration across businesses to improve margins and deliver efficiencies. We are meeting the growing demand for high-quality products through selective investments that yield a competitive advantage.

**Pursuing Operational Excellence**

We strive for excellence in all aspects of our operations. Personnel and operations safety remain our top priorities. Our Operations Integrity Management System (OIMS) framework delivers common worldwide expectations that help ensure safe and reliable operations. We continue to enhance personnel safety through focus on human factors. We are also focused on improving operations safety by identifying and reducing risks inherent in our businesses, strengthening our systems and worker competencies, and upgrading our facilities. Our processes and their efficient execution have established ExxonMobil as an industry leader in operational excellence.

**Leveraging Global Scale and Integration**

ExxonMobil is the world's largest refiner, with the world's largest distillation, conversion, and lube basestock production capacity. We have a strong presence in mature markets around the world as well as a significant presence in the high-growth Asia Pacific region. Our refineries are more than 60 percent larger than the industry average with more conversion capacity and more integration with chemical and lubes operations. These advantages provide us greater flexibility to optimize operations and produce higher-value products with lower feedstock and operating costs. In addition we use an integrated approach when developing new business opportunities, an example of which is our refining, petrochemical, and fuels marketing venture in Fujian Province, China.

**Maintaining Capital Discipline**

We continue to take a disciplined and long-term approach to investments in order to meet the world's energy needs while sustaining industry-leading returns. Our capital investments include projects to meet new product quality requirements, reduce environmental impact, further upgrade safety systems, lower operating costs, produce higher-value products and chemical feedstocks, and process lower-cost raw materials.

**Equity Capacity**[1]


Distillation
Conversion(2)
(indexed)
100
80
60
40
20
ExxonMobil
Royal Dutch Shell
BP

(1) Royal Dutch Shell and BP values calculated on a consistent basis with ExxonMobil, based on public information.

(2) Conversion capacity includes catalytic cracking, hydrocracking, and coking.

**Refinery Integration with Chemicals or Lubes**[1]


(percent)
80
70
60
50
40
30
ExxonMobil
Royal Dutch Shell
BP
Industry

(1) Royal Dutch Shell, BP, and Industry values calculated on a consistent basis with ExxonMobil, based on public information.

In 2008 we completed construction and successfully started up several projects that produce lower-sulfur diesel fuel in Europe and North America. We also announced plans to invest more than $1 billion in three refineries in Louisiana, Texas, and Belgium, which will allow us to increase lower-sulfur diesel fuel production at these sites by approximately 6 million gallons per day. When completed in 2010, this increased production will be equivalent to the diesel produced from about four average-size refineries.

**Increasing Margin**

Refining & Supply's margin improvement efforts include activities in three areas: economically growing production, reducing raw material costs, and increasing product realizations.

We strive to maximize utilization of our existing refining capacity through focus on improving reliability, identifying and eliminating operating constraints, optimizing planned maintenance and intervals between planned downtimes, and expanding market outlets.

Through our long-term commitment to proprietary research and technology, we have developed innovative methods to reduce raw material costs. For example we have expanded the application of advanced molecular fingerprinting and modeling technologies that allow us to more precisely select and blend crudes with properties that will maximize yields and margins throughout our operating facilities.

In addition to improving raw material selection, our Molecule Management technology ensures the highest-value products are produced. Our processing models enable us to optimize both the entire manufacturing site as well as individual process unit operations on a real-time basis to increase the yields and blending of higher-value products.

**Improving Operating Efficiency**

The cash operating costs at our refineries worldwide are substantially below the industry average, as confirmed by external benchmarking. We achieve industry-leading cost performance by leveraging our scale and integration as well as our leading-edge technologies to produce numerous efficiencies. We have been successful in developing energy and cost efficiencies that partially offset inflation as well as much of the increased expense associated with operations improvements and new process units.

*Along with our partners, ExxonMobil is progressing a joint venture project in Fujian Province, China, that will expand the size of the existing refinery from 80 thousand barrels per day to 240 thousand barrels per day. The new facilities are expected to start up in 2009.*




R 601A

*New facilities to reduce diesel sulfur were installed at our Port-Jerome-Gravenchon refinery in France.*

Improved energy efficiency is a key contributor to our strong cost performance and we have consistently outpaced industry in this area. ExxonMobil's proprietary Global Energy Management System (GEMS) focuses on opportunities that reduce the energy consumed at our refineries and chemical plants. Savings equal to 15 to 20 percent of the energy consumed at our manufacturing facilities have been identified to date using GEMS. Through 2008 we have captured nearly 60 percent of these savings.

We continue to make significant investments in cogeneration facilities. In 2008 we started commissioning a 125-megawatt cogeneration unit at our refinery in Antwerp, Belgium. Cogeneration requires substantially less energy than traditional methods of producing steam and power. In addition to reducing energy consumption, our GEMS improvements and cogeneration investments reduce greenhouse gas emissions.

We also capture cost savings through economies of scale. For example we use shared organizations to support operations at integrated refining and chemical sites, and continue to progress our global training initiative to improve overall workforce productivity. We are also implementing new maintenance technologies to improve workforce productivity and reduce costs.

## Fuels Marketing

ExxonMobil Fuels Marketing creates long-term value by selling high-quality products and services daily to millions of customers across the globe, providing a secure, ratable, and profitable outlet for our refineries. Fuels Marketing continues to be well-positioned to successfully compete in a dynamic and competitive marketplace by focusing on key business fundamentals: superior safety and environmental performance; efficiency improvements from global scale and integration; disciplined portfolio restructuring and capital management; and, customer-focused marketing initiatives.

### Leveraging a Broad Spectrum of Customer Channels

**Retail** • Our respected *Exxon*, *Mobil*, and *Esso* brands serve customers at nearly 29,000 service stations worldwide. Total fuels volume through our service station network represents about 50 percent of Fuels Marketing's sales. Drawing on our global retailing experience and extensive consumer and market research, Fuels Marketing offers innovative market-specific retail formats and products to meet our customers' needs and expectations.

*Convenience, quality, and value are provided to our customers through our network of nearly 29,000 retail service stations.*


Mobil
Less stop.
More go.
1


EXXON

*Exxon, Mobil, and Esso branded retail sites provide fuel to about 7 million vehicles every day.*

**Industrial & Wholesale** • As the second-largest sales channel in Fuels Marketing, Industrial & Wholesale serves a diverse portfolio of customers worldwide, including transportation fleets, power generation companies, the agriculture sector, manufacturers, and mining operations.

**Aviation** • With business at airports around the world, ExxonMobil Aviation plays an important role in the transportation of people and goods for commercial airlines, general aviation, and the military.

**Marine** • Operating in ports globally, ExxonMobil Marine provides fuel to help meet the needs of the shipping industry fleet, including bulk and container carriers, tankers, ferries, and cruise ships.

### Integration and Operating Efficiencies

We continue to leverage integration with refining across our four Fuels Marketing business lines. Downstream Integrated Business Teams evaluate product placement alternatives in each market around the world, optimizing sales to higher-value channels.

Efficiency improvements continue to reduce operating expenses through the global application of innovative technologies and centralization of support activities, along with alignment and automation of work processes. The combined impact of our initiatives and portfolio highgrading activities offsets inflation and further reduces operating expenses.

### Disciplined Capital Management

The ExxonMobil capital management strategy combines selective investments and disciplined asset highgrading to optimize the profitability of our business. Retail investments are prioritized through a rigorous, disciplined, and globally consistent market-planning process using sophisticated tools and demographic models.

Our investment decisions are complemented by selective divestments that highgrade our asset base and optimize overall financial returns. In addition, our restructuring activities continue to enhance integration with our refining assets.

# Lubricants & Specialties

ExxonMobil is a leading marketer of finished lubricants, asphalts, and specialty products, as well as the world's No. 1 supplier of lube basestocks. Our global brands identify ExxonMobil products that are sold around the world.

*Mobil 1* and *Mobil SHC* lubricants are at the forefront of these brands. Major car and industrial equipment manufacturers trust us to deliver technically superior products that protect their customers' engines and machinery, enabling peak performance while improving energy efficiency. Our dedicated global organization and strong distribution network focus on delivering a reliable supply of high-quality lubricants and providing technical application expertise to customers around the world.

We produce high-quality basestocks through interests in 12 lube basestock refineries, with an average capacity per refinery that is twice as large as the industry average. Our finished lubricants are manufactured through a network of 31 blend plants.

### Technology Leadership

ExxonMobil's lubricants are valued by our customers because of their quality, reliability, and technical properties developed through close relationships with original equipment manufacturers. Our products have demonstrated the ability to withstand the severest performance tests, including those of motorsports racing such as *Formula 1*, *NASCAR*, *Porsche SuperCup*, and the *American Le Mans* series. This technology leadership allows ExxonMobil to meet the needs of customers for automotive, industrial, commercial transportation, marine, and aviation applications around the world. Our products are also backed by a variety of technical services designed to provide customers with worry-free operations.

**Synthetic Lubricants Growth**


ExxonMobil
Industry(1)
(indexed)
140
130
120
110
100
90
2004
2005
2006
2007
2008

(1) ExxonMobil estimates based on available industry data and public information.



*Our lube oil blend plant in Servibumu, Turkey, supplies* Mobil 1 *motor oil to the Eastern European market.*

### World-Class Brands

In the finished lubricants business, our global brands continue to grow their presence in premium segments. *Mobil 1*, our flagship engine oil, is the recommended choice of many of the world's most prestigious carmakers. No other motor oil holds as many engine specification approvals.

### Strategic Global Alliances

Globally respected brands and industry-leading technology enable ExxonMobil to build enduring and successful strategic global alliances with automotive and industrial equipment manufacturers.

We enjoy strong relationships with global partners such as Caterpillar, General Motors, Mercedes-Benz, Peugeot, Porsche, and Toyota, with which we collaborate on developing innovative new lubricants. This approach leads to long-standing technology partnerships, such as our relationship with Porsche. Every new *Porsche* engine is filled with *Mobil 1* motor oil. Motorsports sponsorships, like those in *Formula 1* with the *Vodafone McLaren Mercedes* team, and *NASCAR* and *IRL* with Penske Racing, provide ideal environments for developing and demonstrating our high-performance lubricants.

### Growth in Emerging Markets

As economies around the world develop and industrialize, they bring increased demand for high-quality industrial and automotive lubricants. Our strong global brands, proprietary technology, and low-cost, efficient, and reliable supply chain capability enable us to take advantage of these growth opportunities. For example in China and Singapore, we are progressing investments in blend plant expansions. In Russia we launched a new range of *Mobil 1* products.

# Chemical

## CHEMICAL STRATEGIES

ExxonMobil Chemical has delivered industry-leading performance through superior implementation of fundamental strategies that have been proven over numerous business cycles. We remain committed to these strategies through changing business environments:

- **Focus on businesses that capitalize on core competencies**
- **Consistently deliver best-in-class performance**
- **Build proprietary technology positions**
- **Capture full benefits of integration across ExxonMobil operations**
- **Selectively invest in advantaged projects**

These strategies reflect ExxonMobil's ongoing commitment to the petrochemical business. Together with our core business practices and focus on operations integrity, they remain the foundation for our business, and ultimately, our performance.

*The Fife Ethylene Plant in the United Kingdom is one of Europe's largest and most modern steam crackers. It was the first plant specifically designed to use natural gas liquids from the North Sea as feedstock to produce ethylene.*



## 2008 Results and Highlights

**Industry-leading workforce safety was achieved through continued focus on operational excellence.**

**Earnings were $3.0 billion,** down 35 percent from the 2007 record. ExxonMobil continued to benefit from our global business portfolio, high degree of integration, and feedstock advantages. Earnings from our less-cyclical specialty businesses exceeded $1 billion for the second consecutive year.

**Return on average capital employed was 20 percent,** down from 34 percent in 2007. ExxonMobil Chemical returns continued to exceed the average of our major chemical competitors. Over the last 10 years we achieved an average return of 18 percent while our competitors averaged 8 percent. It also marked the fifth consecutive year above a 20-percent return.

**Prime product sales of 25 million tons were 9 percent lower than 2007,** as lower global demand and broad supply chain inventory de-stocking in the second half of the year challenged sales.

**Revenue was $55 billion.**

**Chemical Outperformed Competition Across the Business Cycle**

*Return on Average Capital Employed*


■ ExxonMobil ■ Major Chemical Competitors(1)

(percent)


35
30
25
20
15
10
5
1995 96 97 98 99 00 01 02 03 04 05 06 07 2008

(1) Includes the chemical segments of Royal Dutch Shell, BP (through 2004), and Chevron, as well as Dow Chemical, the sole publicly traded chemical-only competitor with a significant portfolio overlap. Competitor values are estimated on a consistent basis with ExxonMobil, based on public information.

**Chemical capital expenditures were $2.8 billion,** as construction progressed on world-scale growth projects in Fujian, China, and Singapore. We continued selective investment in specialty business growth and for high-return efficiency projects.

---

### CHEMICAL COMPETITIVE ADVANTAGES

**Portfolio Quality** • Our unique mix of Chemical businesses delivers superior performance relative to competition throughout the business cycle.

**Global Integration** • We continue to identify and capture synergies with the Upstream and Downstream. Benefits are derived from the physical integration of sites, feedstock integration, coordinated planning, global networks, shared services, and best-practice sharing.

**Discipline and Consistency** • Our consistent and relentless focus on all aspects of operational excellence has produced industry-leading practices and systems.

**Value Maximization** • Our proprietary technology has led to the successful implementation of lower-cost processes, faster sales growth of higher-value premium products, and increased sources of advantaged feedstocks.

**Long-Term Perspective** • We use a highly structured capital management approach to ensure that we invest in projects with feedstock, technology, and marketing advantages that can compete in the toughest market environments.

| CHEMICAL STATISTICAL RECAP | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Earnings *(millions of dollars)* | **2,957** | 4,563 | 4,382 | 3,943 | 3,428 |
| Prime product sales(1) *(thousands of metric tons)* | **24,982** | 27,480 | 27,350 | 26,777 | 27,788 |
| Average capital employed(2) *(millions of dollars)* | **14,525** | 13,430 | 13,183 | 14,064 | 14,608 |
| Return on average capital employed(2) *(percent)* | **20.4** | 34.0 | 33.2 | 28.0 | 23.5 |
| Capital expenditures *(millions of dollars)* | **2,819** | 1,782 | 756 | 654 | 690 |

(1) Prime product sales include ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream. Carbon-black oil volumes are excluded.

(2) See Frequently Used Terms on pages 44 through 45.

# Chemical Strategies

Disciplined and consistent execution of our long-term strategies has translated into superior returns across the business cycle. These strategies have been tested and proven to be successful over decades, and effective implementation has strengthened ExxonMobil's position as one of the world's premier petrochemical companies.

### Focus on Businesses that Capitalize on Core Competencies

ExxonMobil has developed a unique portfolio of commodity and specialty businesses over many years, built on proprietary technology and a high degree of raw material integration.

We hold leadership positions in some of the largest-volume and highest-growth petrochemical products in the world, including aromatics, olefins, and polyolefins.

We have also built leadership positions in a diverse set of less-cyclical specialty business lines, all of which rank first or second globally by market position.

### Consistently Deliver Best-in-Class Performance

We maintain a consistent and relentless focus on operational excellence in every aspect of our business. Business practices and systems have been developed and continuously improved over many years to ensure uncompromising integrity of our operations and delivery of industry-leading performance.

Our disciplined approach to improve safety, reliability, productivity, and quality continues to increase the contribution of existing assets. Structured programs enable identification and capture of process efficiencies, improved operability, and the addition of increased capacity at significantly less than grassroots cost. For example, our energy consumed per unit of output has decreased, and our improvement rate in steam cracking energy efficiency has outpaced that of industry.



*ExxonMobil Chemical's operations are highly integrated with refining complexes. The Baton Rouge Chemical Plant benefits from feedstock optimization and operational synergies with the Baton Rouge refinery.*

### Capture Full Benefits of Integration Across ExxonMobil Operations

ExxonMobil supplies the global chemical industry from a network of manufacturing sites around the world. More than 90 percent of the chemical capacity that we own and operate is integrated with our large refining complexes or natural gas processing plants.

The benefits derived from integration are a key differentiating factor that allows ExxonMobil to consistently outperform competition. Our manufacturing sites are designed and operated to take advantage of the flexibility and cost savings that result from physical integration. For example, through use of sophisticated computer models we can optimize feedstock and production plans on a real-time basis.

| Businesses | Worldwide Rank Based on Market Position |
|---|---|
| **Commodities** | |
| Paraxylene | #1 |
| Olefins | #2 |
| Polyethylene | #2 |
| Polypropylene | #5 |
| **Specialties** | |
| Butyl Polymers | #1 |
| Fluids | #1 |
| Plasticizers/Oxo Alcohols | #1 |
| Synthetics | #1 |
| Oriented Polypropylene Films | #1 |
| Adhesive Polymers | #1 |
| Specialty Elastomers | #2 |
| Petroleum Additives | #2 |


Differentiated Business Mix
Segment Earnings
Specialties
Commodities
(billions of dollars)
5.0
4.0
3.0
2.0
1.0
1995 96 97 98 99 00 01 02 03 04 05 06 07 2008

### Selectively Invest in Advantaged Projects

In 2008 we made significant progress on plans to meet demand growth in Asia as we increased construction activity on projects in China and Singapore.

Through 2015 we expect about 60 percent of global petrochemical demand growth will occur in Asia, with over one-third in China alone. To meet this growth, we are investing in projects in Asia and the Middle East with long-term competitive advantages, including integration with other operations, advantaged feedstocks, proprietary process and product technology, and market access.

- Construction continued on the integrated refining and petrochemical facility located in Quanzhou, Fujian Province, China. This project includes an 800-thousand-tons-per-year ethylene steam cracker and integrated polyethylene, polypropylene, and paraxylene units. Start-up is scheduled for 2009.
- Construction activity ramped up on a new world-scale petrochemical complex at our existing integrated refining and chemical facility in Singapore. This project includes a 1-million-tons-per-year ethylene steam cracker; polyethylene, polypropylene, specialty elastomer, and benzene units; and expansions to the existing oxo alcohol and paraxylene units. Project start-up is expected in 2011.
- Saudi Basic Industries Corporation (SABIC) and ExxonMobil signed a Heads of Agreement and are progressing detailed studies at our petrochemical joint ventures in Saudi Arabia, Kemya and Yanpet, to supply synthetic rubber, thermoplastic specialty polymers, and carbon black.
- We continue to progress studies in cooperation with Qatar Petroleum for a world-scale petrochemical complex in Ras Laffan Industrial City, Qatar. The ethylene steam cracker would utilize feedstock from gas development projects in Qatar's North Field, and the project would employ ExxonMobil's proprietary steam-cracking furnace and polyethylene technologies.

We also continued to invest for growth in our specialty businesses and to progress low-cost and high-return efficiency projects. We seek investment opportunities offering competitive advantages that support growth while achieving industry-leading returns across the business cycle.

### Build Proprietary Technology Positions

Discovery, development, and deployment of industry-leading process and product technology is a source of competitive advantage for ExxonMobil. We focus significant research on the identification, development, and commercialization of lower-cost advantaged feedstocks, more efficient operating processes, and higher-value premium products.

## APPROVED MAJOR PROJECTS

| Commodities | | Product | Capacity[1] (metric tons per year) |
|---|---|---|---|
| 2009 | Fujian, China | Ethylene | 200,000 |
| | | Paraxylene | 175,000 |
| | | Polyethylene | 200,000 |
| | | Polypropylene | 100,000 |
| | Rotterdam, the Netherlands | Benzene | 20% increase |
| | | Paraxylene | 25% increase |
| 2011 | Singapore | Ethylene | 1,000,000 |
| | | Polyethylene | 1,300,000 |
| | | Polypropylene | 500,000 |
| | | Benzene | 340,000 |
| | | Paraxylene | 80,000 |
| **Specialties** | | | |
| 2008 | Baytown, Texas | Bromobutyl Rubber | 60% increase |
| | Notre-Dame-de-Gravenchon, France | Adhesive Polymers | 18,000 |
| | Pensacola, Florida | Compounded Polymers | 1 line |
| | Singapore | Hydrocarbon Fluids | 130,000 |
| 2009 | Gumi, South Korea | Specialty Films | 2 lines |
| 2011 | Singapore | Oxo Alcohols | 125,000 |
| | | Specialty Elastomers | 300,000 |

(1) ExxonMobil equity share of capacity addition.

*Battery separator film is a key component in lithium-ion batteries. New ExxonMobil film technology could help usher in a new generation of hybrid and electric vehicles.*



# Financial Summary

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

**To the Shareholders of Exxon Mobil Corporation:**

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial position of Exxon Mobil Corporation and its subsidiaries as of December 31, 2008, and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, and in our report dated February 27, 2009, we expressed an unqualified opinion thereon. The consolidated financial statements referred to above (not presented herein) appear in Appendix A to the Proxy Statement for the 2009 annual meeting of shareholders of the Corporation.

As discussed in Note 18 to the consolidated financial statements, the Corporation changed its method of accounting for uncertainty in income taxes in 2007.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (pages 37-40) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Dallas, Texas
February 27, 2009

## SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining, and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation, and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain Upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the net assets and net income of the less-than-majority-owned companies are included in "Investments, advances, and long-term receivables" on the Balance Sheet and "Income from equity affiliates" on the Income Statement.

The "functional currency" for translating the accounts of the majority of Downstream and Chemical operations outside the United States is the local currency. The local currency is also used for Upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in countries with a history of high inflation and certain other countries.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products are recognized when the products are delivered and title passes to the customer.

Inventories of crude oil, products, and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventories of materials and supplies are valued at cost or less.

The Corporation makes limited use of derivative instruments. When derivatives are used, they are recorded at fair value, and gains and losses arising from changes in their fair value are recognized in income.

The Corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion, and amortization are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas, and other minerals that are estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life.

The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in their present value. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The Corporation recognizes the underfunded or overfunded status of defined benefit pension and other postretirement plans as a liability or asset in the balance sheet with the offset in shareholders' equity, net of deferred taxes.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and tax contingencies, see Notes 15 and 18 to the Consolidated Financial Statements in Appendix A of ExxonMobil's 2009 Proxy Statement.

The Corporation awards share-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award.

Further information on the Corporation's accounting policies and practices can be found in Appendix A of ExxonMobil's 2009 Proxy Statement (Critical Accounting Policies and Note 1 to the Consolidated Financial Statements).

## SUMMARY STATEMENT OF INCOME

| *(millions of dollars)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Revenues and Other Income** | | | |
| Sales and other operating revenue[1] | **459,579** | 390,328 | 365,467 |
| Income from equity affiliates | **11,081** | 8,901 | 6,985 |
| Other income[2] | **6,699** | 5,323 | 5,183 |
| **Total revenues and other income** | **477,359** | 404,552 | 377,635 |
| **Costs and Other Deductions** | | | |
| Crude oil and product purchases | **249,454** | 199,498 | 182,546 |
| Production and manufacturing expenses | **37,905** | 31,885 | 29,528 |
| Selling, general and administrative expenses | **15,873** | 14,890 | 14,273 |
| Depreciation and depletion | **12,379** | 12,250 | 11,416 |
| Exploration expenses, including dry holes | **1,451** | 1,469 | 1,181 |
| Interest expense | **673** | 400 | 654 |
| Sales-based taxes[1] | **34,508** | 31,728 | 30,381 |
| Other taxes and duties | **41,719** | 40,953 | 39,203 |
| Income applicable to minority interests | **1,647** | 1,005 | 1,051 |
| **Total costs and other deductions** | **395,609** | 334,078 | 310,233 |
| Income before income taxes | **81,750** | 70,474 | 67,402 |
| Income taxes | **36,530** | 29,864 | 27,902 |
| **Net income** | **45,220** | 40,610 | 39,500 |
| **Net Income per Common Share** *(dollars)* | **8.78** | 7.36 | 6.68 |
| **Net Income per Common Share – Assuming Dilution** *(dollars)* | **8.69** | 7.28 | 6.62 |

(1) Sales and other operating revenue includes sales-based taxes of $34,508 million for 2008, $31,728 million for 2007, and $30,381 million for 2006.
(2) Other income for 2008 includes a $62 million gain from the sale of a non-U.S. investment and a related $143 million foreign exchange loss.

The information in the Summary Statement of Income (for 2006 to 2008), the Summary Balance Sheet (for 2007 and 2008), and the Summary Statement of Cash Flows (for 2006 to 2008), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2009 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2009 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2009 Proxy Statement.

## SUMMARY BALANCE SHEET AT YEAR END

| *(millions of dollars)* | **2008** | 2007 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | **31,437** | 33,981 |
| Marketable securities | **570** | 519 |
| Notes and accounts receivable, less estimated doubtful amounts | **24,702** | 36,450 |
| Inventories | | |
| Crude oil, products and merchandise | **9,331** | 8,863 |
| Materials and supplies | **2,315** | 2,226 |
| Other current assets | **3,911** | 3,924 |
| Total current assets | **72,266** | 85,963 |
| Investments, advances, and long-term receivables | **28,556** | 28,194 |
| Property, plant and equipment, at cost, less accumulated depreciation and depletion | **121,346** | 120,869 |
| Other assets, including intangibles, net | **5,884** | 7,056 |
| **Total assets** | **228,052** | 242,082 |
| **Liabilities** | | |
| Current liabilities | | |
| Notes and loans payable | **2,400** | 2,383 |
| Accounts payable and accrued liabilities | **36,643** | 45,275 |
| Income taxes payable | **10,057** | 10,654 |
| Total current liabilities | **49,100** | 58,312 |
| Long-term debt | **7,025** | 7,183 |
| Postretirement benefits reserves | **20,729** | 13,278 |
| Deferred income tax liabilities | **19,726** | 22,899 |
| Other long-term obligations | **13,949** | 14,366 |
| Equity of minority interests | **4,558** | 4,282 |
| **Total liabilities** | **115,087** | 120,320 |
| Commitments and contingencies[1] | | |
| **Shareholders' Equity** | | |
| Common stock without par value | **5,314** | 4,933 |
| Earnings reinvested | **265,680** | 228,518 |
| Accumulated other comprehensive income | | |
| Cumulative foreign exchange translation adjustment | **1,146** | 7,972 |
| Postretirement benefits reserves adjustment | **(11,077)** | (5,983) |
| Common stock held in treasury | **(148,098)** | (113,678) |
| **Total shareholders' equity** | **112,965** | 121,762 |
| **Total liabilities and shareholders' equity** | **228,052** | 242,082 |

(1) For more information, please refer to Appendix A, Note 15 of ExxonMobil's 2009 Proxy Statement.

The information in the Summary Statement of Income (for 2006 to 2008), the Summary Balance Sheet (for 2007 and 2008), and the Summary Statement of Cash Flows (for 2006 to 2008), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2009 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2009 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2009 Proxy Statement.

## SUMMARY STATEMENT OF CASH FLOWS

| *(millions of dollars)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | | | |
| Accruing to ExxonMobil shareholders | **45,220** | 40,610 | 39,500 |
| Accruing to minority interests | **1,647** | 1,005 | 1,051 |
| Adjustments for noncash transactions | | | |
| Depreciation and depletion | **12,379** | 12,250 | 11,416 |
| Deferred income tax charges/(credits) | **1,399** | 124 | 1,717 |
| Postretirement benefits expense in excess of/(less than) payments | **57** | (1,314) | (1,787) |
| Other long-term obligation provisions in excess of/(less than) payments | **(63)** | 1,065 | (666) |
| Dividends received greater than/(less than) equity in current earnings of equity companies | **921** | (714) | (579) |
| Changes in operational working capital, excluding cash and debt | | | |
| Reduction/(increase) – Notes and accounts receivable | **8,641** | (5,441) | (181) |
| – Inventories | **(1,285)** | 72 | (1,057) |
| – Other current assets | **(509)** | 280 | (385) |
| Increase/(reduction) – Accounts and other payables | **(5,415)** | 6,228 | 1,160 |
| Net (gain) on asset sales | **(3,757)** | (2,217) | (1,531) |
| All other items – net | **490** | 54 | 628 |
| **Net cash provided by operating activities** | **59,725** | 52,002 | 49,286 |
| **Cash Flows from Investing Activities** | | | |
| Additions to property, plant and equipment | **(19,318)** | (15,387) | (15,462) |
| Sales of subsidiaries, investments, and property, plant and equipment | **5,985** | 4,204 | 3,080 |
| Decrease in restricted cash and cash equivalents | **-** | 4,604 | – |
| Additional investments and advances | **(2,495)** | (3,038) | (2,604) |
| Collection of advances | **574** | 391 | 756 |
| Additions to marketable securities | **(2,113)** | (646) | – |
| Sales of marketable securities | **1,868** | 144 | – |
| **Net cash used in investing activities** | **(15,499)** | (9,728) | (14,230) |
| **Cash Flows from Financing Activities** | | | |
| Additions to long-term debt | **79** | 592 | 318 |
| Reductions in long-term debt | **(192)** | (209) | (33) |
| Additions to short-term debt | **1,067** | 1,211 | 334 |
| Reductions in short-term debt | **(1,624)** | (809) | (451) |
| Additions/(reductions) in debt with three months or less maturity | **143** | (187) | (95) |
| Cash dividends to ExxonMobil shareholders | **(8,058)** | (7,621) | (7,628) |
| Cash dividends to minority interests | **(375)** | (289) | (239) |
| Changes in minority interests and sales/(purchases) of affiliate stock | **(419)** | (659) | (493) |
| Tax benefits related to stock-based awards | **333** | 369 | 462 |
| Common stock acquired | **(35,734)** | (31,822) | (29,558) |
| Common stock sold | **753** | 1,079 | 1,173 |
| **Net cash used in financing activities** | **(44,027)** | (38,345) | (36,210) |
| Effects of exchange rate changes on cash | **(2,743)** | 1,808 | 727 |
| Increase/(decrease) in cash and cash equivalents | **(2,544)** | 5,737 | (427) |
| Cash and cash equivalents at beginning of year | **33,981** | 28,244 | 28,671 |
| **Cash and cash equivalents at end of year** | **31,437** | 33,981 | 28,244 |

The information in the Summary Statement of Income (for 2006 to 2008), the Summary Balance Sheet (for 2007 and 2008), and the Summary Statement of Cash Flows (for 2006 to 2008), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2009 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2009 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2009 Proxy Statement.

## DIVIDEND AND SHAREHOLDER RETURN INFORMATION

| | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Net income per common share** *(dollars)* | **8.78** | 7.36 | 6.68 | 5.76 | 3.91 |
| **Net income per common share – assuming dilution** *(dollars)* | **8.69** | 7.28 | 6.62 | 5.71 | 3.89 |
| **Dividends per common share** *(dollars)* | | | | | |
| First quarter | **0.35** | 0.32 | 0.32 | 0.27 | 0.25 |
| Second quarter | **0.40** | 0.35 | 0.32 | 0.29 | 0.27 |
| Third quarter | **0.40** | 0.35 | 0.32 | 0.29 | 0.27 |
| Fourth quarter | **0.40** | 0.35 | 0.32 | 0.29 | 0.27 |
| Total | **1.55** | 1.37 | 1.28 | 1.14 | 1.06 |
| **Dividends per share growth** *(annual percent)* | **13.1** | 7.0 | 12.3 | 7.5 | 8.2 |
| **Number of common shares outstanding** *(millions)* | | | | | |
| Average | **5,149** | 5,517 | 5,913 | 6,266 | 6,482 |
| Average – assuming dilution | **5,203** | 5,577 | 5,970 | 6,322 | 6,519 |
| Year end | **4,976** | 5,382 | 5,729 | 6,133 | 6,401 |
| **Cash dividends paid on common stock** *(millions of dollars)* | **8,058** | 7,621 | 7,628 | 7,185 | 6,896 |
| **Cash dividends paid to net income** *(percent)* | **18** | 19 | 19 | 20 | 27 |
| **Cash dividends paid to cash flow**[1] *(percent)* | **13** | 15 | 15 | 15 | 17 |
| **Total return to shareholders** *(annual percent)* | **(13.2)** | 24.3 | 39.2 | 11.7 | 27.9 |
| **Market quotations for common stock** *(dollars)* | | | | | |
| High | **96.12** | 95.27 | 79.00 | 65.96 | 52.05 |
| Low | **56.51** | 69.02 | 56.42 | 49.25 | 39.91 |
| Average daily close | **82.68** | 83.23 | 65.35 | 58.24 | 45.29 |
| Year-end close | **79.83** | 93.69 | 76.63 | 56.17 | 51.26 |

(1) Net cash provided by operating activities.

## RESERVES SUMMARY

| *Net Proved Developed and Undeveloped Reserves* | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Liquids, Including Oil Sands and Non-Consolidated Reserves**[1] *(millions of barrels at year end)* | | | | | |
| **Net proved developed and undeveloped reserves** | | | | | |
| United States | **2,076** | 2,212 | 2,177 | 2,424 | 2,894 |
| Canada/South America[1] | **2,717** | 1,564 | 1,985 | 2,152 | 2,326 |
| Europe | **566** | 696 | 750 | 886 | 1,029 |
| Africa | **2,004** | 2,180 | 2,266 | 2,527 | 2,654 |
| Asia Pacific/Middle East | **2,967** | 2,976 | 2,765 | 1,908 | 1,688 |
| Russia/Caspian | **1,502** | 1,632 | 1,766 | 1,798 | 1,922 |
| **Total worldwide, excluding year-end price/cost effects** | **11,832** | 11,260 | 11,709 | 11,695 | 12,513 |
| Year-end price/cost effects | **174** | (186) | (141) | (466) | (862) |
| **Total worldwide** | **12,006** | 11,074 | 11,568 | 11,229 | 11,651 |
| **Natural Gas, Including Non-Consolidated Reserves** *(billions of cubic feet at year end)* | | | | | |
| **Net proved developed and undeveloped reserves** | | | | | |
| United States | **12,847** | 13,255 | 10,231 | 11,362 | 10,578 |
| Canada/South America | **1,376** | 1,547 | 1,952 | 2,354 | 2,748 |
| Europe | **17,097** | 18,539 | 18,847 | 20,575 | 21,916 |
| Africa | **918** | 1,006 | 986 | 841 | 771 |
| Asia Pacific/Middle East | **31,149** | 32,143 | 31,878 | 26,662 | 19,938 |
| Russia/Caspian | **2,233** | 2,282 | 2,103 | 2,173 | 1,989 |
| **Total worldwide, excluding year-end price/cost effects** | **65,620** | 68,772 | 65,997 | 63,967 | 57,940 |
| Year-end price/cost effects | **259** | (510) | 1,563 | 2,940 | 2,422 |
| **Total worldwide** | **65,879** | 68,262 | 67,560 | 66,907 | 60,362 |
| **Reserves replacement ratio, excluding sales**[2][3] *(percent)* | **110** | 132 | 129 | 129 | 125 |
| **Reserves replacement ratio, including sales**[2][3] *(percent)* | **103** | 101 | 122 | 112 | 112 |
| **Reserves replacement ratio, including sales and year-end price/cost effects**[3] *(percent)* | **136** | 76 | 128 | 143 | 83 |

(1) ExxonMobil has significant interest in proven oil sands reserves in Canada. See Frequently Used Terms on pages 44 through 45 for the definition of liquids and natural gas proved reserves.

(2) Excluding year-end effects associated with using December 31 prices and costs.

(3) The term "sales" includes the impact of expropriation of proved reserves in Venezuela (462 million oil-equivalent barrels) in 2007.

## BUSINESS PROFILE

| | Earnings After Income Taxes | | | Capital and Exploration Expenditures | | | Average Capital Employed | | | Return on Average Capital Employed | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| *(millions of dollars, except as noted)* | | | | | | | | | | *(percent)* | | |
| **Upstream** | | | | | | | | | | | | |
| United States | **6,243** | 4,870 | 5,168 | **3,334** | 2,212 | 2,486 | **14,651** | 14,026 | 13,940 | **42.6** | 34.7 | 37.1 |
| Non-U.S. | **29,159** | 21,627 | 21,062 | **16,400** | 13,512 | 13,745 | **51,413** | 49,539 | 43,931 | **56.7** | 43.7 | 47.9 |
| Total | **35,402** | 26,497 | 26,230 | **19,734** | 15,724 | 16,231 | **66,064** | 63,565 | 57,871 | **53.6** | 41.7 | 45.3 |
| **Downstream** | | | | | | | | | | | | |
| United States | **1,649** | 4,120 | 4,250 | **1,636** | 1,128 | 824 | **6,963** | 6,331 | 6,456 | **23.7** | 65.1 | 65.8 |
| Non-U.S. | **6,502** | 5,453 | 4,204 | **1,893** | 2,175 | 1,905 | **18,664** | 18,983 | 17,172 | **34.8** | 28.7 | 24.5 |
| Total | **8,151** | 9,573 | 8,454 | **3,529** | 3,303 | 2,729 | **25,627** | 25,314 | 23,628 | **31.8** | 37.8 | 35.8 |
| **Chemical** | | | | | | | | | | | | |
| United States | **724** | 1,181 | 1,360 | **441** | 360 | 280 | **4,535** | 4,748 | 4,911 | **16.0** | 24.9 | 27.7 |
| Non-U.S. | **2,233** | 3,382 | 3,022 | **2,378** | 1,422 | 476 | **9,990** | 8,682 | 8,272 | **22.4** | 39.0 | 36.5 |
| Total | **2,957** | 4,563 | 4,382 | **2,819** | 1,782 | 756 | **14,525** | 13,430 | 13,183 | **20.4** | 34.0 | 33.2 |
| **Corporate and financing** | **(1,290)** | (23) | 434 | **61** | 44 | 139 | **23,467** | 26,451 | 27,891 | **-** | – | – |
| **ExxonMobil total** | **45,220** | 40,610 | 39,500 | **26,143** | 20,853 | 19,855 | **129,683** | 128,760 | 122,573 | **34.2** | 31.8 | 32.2 |

(1) For definitions of selected financial performance measures, see Frequently Used Terms on pages 44 through 45.

## VOLUMES SUMMARY

| | **2008** | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Net production of crude oil and natural gas liquids** | | *(thousands of barrels daily)* | | | |
| United States | **367** | 392 | 414 | 477 | 557 |
| Non-U.S. | **2,038** | 2,224 | 2,267 | 2,046 | 2,014 |
| Total worldwide | **2,405** | 2,616 | 2,681 | 2,523 | 2,571 |
| **Net natural gas production available for sale** | | *(millions of cubic feet daily)* | | | |
| United States | **1,246** | 1,468 | 1,625 | 1,739 | 1,947 |
| Non-U.S. | **7,849** | 7,916 | 7,709 | 7,512 | 7,917 |
| Total worldwide | **9,095** | 9,384 | 9,334 | 9,251 | 9,864 |
| | | *(thousands of oil-equivalent barrels daily)* | | | |
| **Oil-equivalent production**(2) | **3,921** | 4,180 | 4,237 | 4,065 | 4,215 |
| **Refinery throughput** | | *(thousands of barrels daily)* | | | |
| United States | **1,702** | 1,746 | 1,760 | 1,794 | 1,850 |
| Non-U.S. | **3,714** | 3,825 | 3,843 | 3,929 | 3,863 |
| Total worldwide | **5,416** | 5,571 | 5,603 | 5,723 | 5,713 |
| **Petroleum product sales**(3) | | | | | |
| United States | **2,540** | 2,717 | 2,729 | 2,822 | 2,872 |
| Non-U.S. | **4,221** | 4,382 | 4,518 | 4,697 | 5,338 |
| Purchases/sales with same counterparty included above | **-** | – | – | – | (699) |
| Total worldwide | **6,761** | 7,099 | 7,247 | 7,519 | 7,511 |
| Gasoline, naphthas | **2,654** | 2,850 | 2,866 | 2,957 | 3,301 |
| Heating oils, kerosene, diesel | **2,096** | 2,094 | 2,191 | 2,230 | 2,517 |
| Aviation fuels | **607** | 641 | 651 | 676 | 698 |
| Heavy fuels | **636** | 715 | 682 | 689 | 659 |
| Specialty products | **768** | 799 | 857 | 967 | 1,035 |
| Purchases/sales with same counterparty included above | **-** | – | – | – | (699) |
| Total worldwide | **6,761** | 7,099 | 7,247 | 7,519 | 7,511 |
| **Chemical prime product sales** | | *(thousands of metric tons)* | | | |
| United States | **9,526** | 10,855 | 10,703 | 10,369 | 11,521 |
| Non-U.S. | **15,456** | 16,625 | 16,647 | 16,408 | 16,267 |
| Total worldwide | **24,982** | 27,480 | 27,350 | 26,777 | 27,788 |

(2) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.
(3) 2008, 2007, 2006, and 2005 petroleum product sales data is reported net of purchases/sales with the same counterparty.

# Frequently Used Terms

Listed below are definitions of several of ExxonMobil's key business and financial performance measures and other terms. These definitions are provided to facilitate understanding of the terms and their calculation.

### CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments, and property, plant, and equipment from the Summary Statement of Cash Flows. This cash flow is the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic objectives. Assets are divested when they are no longer meeting these objectives, or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

| (millions of dollars) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net cash provided by operating activities | **59,725** | 52,002 | 49,286 |
| Sales of subsidiaries, investments and property, plant, and equipment | **5,985** | 4,204 | 3,080 |
| Cash flow from operations and asset sales | **65,710** | 56,206 | 52,366 |

### CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant, and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and shareholders' equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

| (millions of dollars) | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Business Uses: Asset and Liability Perspective** | | | |
| Total assets | **228,052** | 242,082 | 219,015 |
| Less liabilities and minority share of assets and liabilities | | | |
| Total current liabilities excluding notes and loans payable | **(46,700)** | (55,929) | (47,115) |
| Total long-term liabilities excluding long-term debt and equity of minority interests | **(54,404)** | (50,543) | (45,905) |
| Minority share of assets and liabilities | **(6,044)** | (5,332) | (4,948) |
| Add ExxonMobil share of debt-financed equity-company net assets | **4,798** | 3,386 | 2,808 |
| Total capital employed | **125,702** | 133,664 | 123,855 |
| **Total Corporate Sources: Debt and Equity Perspective** | | | |
| Notes and loans payable | **2,400** | 2,383 | 1,702 |
| Long-term debt | **7,025** | 7,183 | 6,645 |
| Shareholders' equity | **112,965** | 121,762 | 113,844 |
| Less minority share of total debt | **(1,486)** | (1,050) | (1,144) |
| Add ExxonMobil share of equity-company debt | **4,798** | 3,386 | 2,808 |
| Total capital employed | **125,702** | 133,664 | 123,855 |

### CAPITAL AND EXPLORATION EXPENDITURES (Capex)

Capital and exploration expenditures are the combined total of additions at cost to property, plant, and equipment and exploration expenses on a before-tax basis from the Summary Statement of Income. ExxonMobil's Capex includes its share of similar costs for equity companies. Capex excludes depreciation on the cost of exploration support equipment and facilities recorded to property, plant, and equipment when acquired. While ExxonMobil's management is responsible for all investments and elements of net income, particular focus is placed on managing the controllable aspects of this group of expenditures.

### RETURN ON AVERAGE CAPITAL EMPLOYED (ROCE)

Return on average capital employed is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning- and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our definition of capital employed, and exclude the cost of financing. The Corporation's total ROCE is net income excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash-flow based, are used to make investment decisions.

| *(millions of dollars)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net income | **45,220** | 40,610 | 39,500 |
| Financing costs (after tax) | | | |
| Gross third-party debt | **(343)** | (339) | (264) |
| ExxonMobil share of equity companies | **(325)** | (204) | (156) |
| All other financing costs – net | **1,485** | 268 | 499 |
| Total financing costs | **817** | (275) | 79 |
| Earnings excluding financing costs | **44,403** | 40,885 | 39,421 |
| Average capital employed | **129,683** | 128,760 | 122,573 |
| Return on average capital employed – corporate total | **34.2%** | 31.8% | 32.2% |

### LIQUIDS AND NATURAL GAS PROVED RESERVES

In this report, we use the term "proved reserves" to mean quantities of oil and gas that ExxonMobil has determined to be reasonably certain of recovery under existing economic and operating conditions on the basis of our long-standing, rigorous management review process. We book proved reserves when we have made significant funding commitments for the related projects. In this report, we aggregate proved reserves of consolidated and equity companies, excluding royalties and quantities due others, since ExxonMobil does not view these reserves differently from a management perspective. To reflect management's view of ExxonMobil's total liquids reserves, proved reserves in this report also include oil sands reserves from the Canadian Syncrude and Kearl operations, which are reported separately as mining reserves in our Form 10-K and proxy statement. Oil sands reserves included in this report totaled 1,871 million barrels at year-end 2008, 694 million barrels at year-end 2007, 718 million barrels at year-end 2006, 738 million barrels at year-end 2005, and 757 million barrels at year-end 2004. For our own management purposes and as discussed in this report, we determine proved reserves based on price and cost assumptions that are consistent with those used to make investment decisions. Therefore, the proved reserves in this report are not directly comparable to the data reported in our Form 10-K and proxy statement. Based on regulatory guidance, ExxonMobil began in 2004 to state our results in the Form 10-K and proxy statement to reflect the impacts on proved reserves of utilizing December 31 liquids and natural gas prices ("year-end price/cost effects"). On this basis, year-end proved reserves, including year-end price/cost effects totaled 23.0 billion oil-equivalent barrels in 2008, 22.5 billion oil-equivalent barrels in 2007, 22.8 billion oil-equivalent barrels in 2006, 22.4 billion oil-equivalent barrels in 2005, and 21.7 billion oil-equivalent barrels in 2004. Excluding year-end price/cost effects, 2008 proved reserves totaled 22.8 billion oil-equivalent barrels, 2007 proved reserves totaled 22.7 billion oil-equivalent barrels, 2006 proved reserves totaled 22.7 billion oil-equivalent barrels, 2005 proved reserves totaled 22.4 billion oil-equivalent barrels, while 2004 proved reserves totaled 22.2 billion oil-equivalent barrels.

### RESOURCES, RESOURCE BASE, AND RECOVERABLE RESOURCES

Resources, resource base, recoverable oil, recoverable hydrocarbons, recoverable resources, and similar terms used in this report are the total remaining estimated quantities of oil and gas that are expected to be ultimately recoverable. In addition to proved reserves, the resource base includes quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

### PROVED RESERVES REPLACEMENT RATIO

Proved reserves replacement ratio is a performance measure that is calculated using proved oil-equivalent reserves additions divided by oil-equivalent production. Both proved reserves additions and production include amounts applicable to equity companies. The ratio usually reported by ExxonMobil excludes year-end price/cost effects, and includes Canadian oil sands mining operations in both additions and production volumes. See the definition of "liquids and natural gas proved reserves" above.

### FINDING AND RESOURCE-ACQUISITION COSTS

Finding and resource-acquisition costs per oil-equivalent barrel is a performance measure that is calculated using the Exploration portion of Upstream capital and exploration expenditures and proved property acquisition costs divided by resource additions (in oil-equivalent barrels). ExxonMobil refers to new discoveries and acquisitions of discovered resources as resource additions. In addition to proved reserves, resource additions include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Exploration portion of Upstream capital and exploration expenditures *(millions of dollars)* | **2,871** | 1,909 | 2,044 |
| Proved property acquisition costs *(millions of dollars)* | **61** | 37 | 234 |
| Total exploration and proved property acquisition costs *(millions of dollars)* | **2,932** | 1,946 | 2,278 |
| Resource additions *(millions of oil-equivalent barrels)* | **2,230** | 2,010 | 4,270 |
| Finding and resource-acquisition costs per oil-equivalent barrel *(dollars)* | **1.32** | 0.97 | 0.53 |

# Directors, Officers, and Affiliated Companies*

## STANDING COMMITTEES OF THE BOARD

**Audit Committee**
*J.R. Houghton (Chair), M.J. Boskin, L.R. Faulkner, S.S Reinemund*

**Board Affairs Committee**
*W.V. Shipley (Chair), W.W. George, M.C. Nelson, S.J. Palmisano*

**Compensation Committee**
*W.W. George (Chair), R.C. King, S.J. Palmisano, E.E. Whitacre, Jr.*

**Finance Committee**
*R.W. Tillerson (Chair), M.J. Boskin, L.R. Faulkner, J.R. Houghton, S.S Reinemund*

**Public Issues and Contributions Committee**
*R.C. King (Chair), M.C. Nelson, W.V. Shipley, E.E. Whitacre, Jr.*

**Executive Committee**
*R.W. Tillerson (Chair), M.J. Boskin, J.R. Houghton, R.C. King, M.C. Nelson*

## FUNCTIONAL AND SERVICE ORGANIZATIONS

### Upstream

**S.M. Cassiani** ...... *President, ExxonMobil Upstream Research Company*
**A.T. Cejka** ......... *President, ExxonMobil Exploration Company* [1]
**N.W. Duffin** ........ *President, ExxonMobil Development Company* [1]
**R.M. Kruger** ....... *President, ExxonMobil Production Company* [1]
**A.P. Swiger** ........ *President, ExxonMobil Gas & Power Marketing Company* [1]

### Downstream

**H.R. Cramer** ....... *President, ExxonMobil Fuels Marketing Company* [1]
**A.J. Kelly** .......... *President, ExxonMobil Lubricants & Petroleum Specialties Company* [1]
**R.V. Pisarczyk** ..... *President, ExxonMobil Research and Engineering Company*
**S.J. Glass, Jr.** ...... *President, ExxonMobil Refining & Supply Company* [1]

### Chemical

**S.D. Pryor** ......... *President, ExxonMobil Chemical Company* [1]

### Other

**N.A. Chapman** ..... *President, ExxonMobil Global Services Company*
**B.H. March** ........ *Chairman of the Board, Imperial Oil Limited*

## BOARD OF DIRECTORS

**Edward E. Whitacre, Jr.**
*Chairman Emeritus, AT&T (telecommunications)*

**Walter V. Shipley**
*Retired Chairman of the Board, The Chase Manhattan Corporation and The Chase Manhattan Bank (banking and finance)*

**James R. Houghton**
*Chairman of the Board Emeritus, Corning Incorporated (communications, advanced materials, and display products)*

**Reatha Clark King**
*Former Chairman, Board of Trustees, General Mills Foundation, the philanthropic foundation of General Mills, Inc. (consumer food products)*

**Rex W. Tillerson**
*Chairman and Chief Executive Officer*



OFFICERS

**R.W. Tillerson** . . . . . . . . . . *Chairman of the Board*[1]
**M.W. Albers** . . . . . . . . . . . *Senior Vice President*[1]
**M.J. Dolan** . . . . . . . . . . . . . *Senior Vice President*[1]
**D.D. Humphreys** . . . . . . . . *Senior Vice President and Treasurer*[1]
**L.J. Cavanaugh** . . . . . . . . . *Vice President – Human Resources*
**A.T. Cejka** . . . . . . . . . . . . . *Vice President*[1]
**K.P. Cohen** . . . . . . . . . . . . . *Vice President – Public Affairs*
**H.R. Cramer** . . . . . . . . . . . *Vice President*[1]
**S.J. Glass, Jr.** . . . . . . . . . . *Vice President*[1]
**A.J. Kelly** . . . . . . . . . . . . . . *Vice President*[1]
**R.M. Kruger** . . . . . . . . . . . *Vice President*[1]
**S.R. LaSala** . . . . . . . . . . . . *Vice President and General Tax Counsel*[1]
**R.A. Luxbacher** . . . . . . . . . *General Manager – Corporate Planning*
**C.W. Matthews** . . . . . . . . . *Vice President and General Counsel*[1]
**P.T. Mulva** . . . . . . . . . . . . . *Vice President and Controller*[1]
**R.D. Nelson** . . . . . . . . . . . . *Vice President – Washington Office*
**S.D. Pryor** . . . . . . . . . . . . . *Vice President*[1]
**D.S. Rosenthal** . . . . . . . . . *Vice President – Investor Relations and Secretary*[1]
**S.K. Stuewer** . . . . . . . . . . . *Vice President – Safety, Health and Environment*
**A.P. Swiger** . . . . . . . . . . . . *Vice President*[1]

* As of year-end 2008
(1) Required to file reports under Section 16 of the Securities Exchange Act of 1934.

**Samuel J. Palmisano**
*Presiding Director.*
*Chairman of the Board, President, and Chief Executive Officer, International Business Machines Corporation (computer hardware, software, business consulting, and information technology services)*

**Steven S Reinemund**
*Dean of Business, Wake Forest University; Retired Executive Chairman of the Board, PepsiCo (consumer food products)*

**Marilyn Carlson Nelson**
*Chairman of the Board, Carlson (travel, hotel, restaurant, cruise, and marketing services)*

**William W. George**
*Professor of Management Practice, Harvard University; Former Chairman and Chief Executive Officer, Medtronic, Inc. (medical technology)*

**Michael J. Boskin**
*T.M. Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University*

**Larry R. Faulkner**
*President, Houston Endowment (charitable foundation); President Emeritus, The University of Texas at Austin*



# Investor Information

ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

**Shareholder Services**
Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at Computershare Trust Company, N.A., ExxonMobil's transfer agent:

**ExxonMobil Shareholder Services**
P.O. Box 43078
Providence, RI 02940-3078

**1-800-252-1800**
(Within the continental U.S. and Canada)

**1-781-575-2058**
(Outside the continental U.S. and Canada)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at *www.computershare.com/exxonmobil*.

**Stock Purchase and Dividend Reinvestment Plan**
Computershare Trust Company, N.A. sponsors a stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Exxon Mobil Corporation Common Stock. For more information and plan materials, go to *www.computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services.

**Dividend Direct Deposit**
Shareholders may have their dividends deposited directly into their U.S. bank accounts. If you would like to elect this option, go to *www.computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services for an authorization form.

**Corporate Governance**
Our Corporate Governance Guidelines and related materials are available by selecting "Investors" on our Web site at *exxonmobil.com*.

**ExxonMobil Publications**
The publications listed below, all of which, when published, can be found on the Internet at *exxonmobil.com*, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

- *2008 Summary Annual Report*
- *2008 Annual Report on Form 10-K*
- *2008 Financial and Operating Review*, a report on ExxonMobil's businesses, strategies, and results
- *2008 Corporate Citizenship Report*
- *The Outlook for Energy*
- *The Lamp*, a shareholder magazine with news and features about ExxonMobil's worldwide activities

**Electronic Delivery of Documents**
Registered shareholders can receive the following documents online, instead of by mail, by contacting ExxonMobil Shareholder Services:

- Summary Annual Report
- Proxy Statement
- Tax Documents
- Account Statements

Beneficial shareholders should contact their bank or broker for electronic receipt of proxy voting materials.

**Eliminate Annual Report Mailings**
Shareholders may eliminate annual report mailings by marking their proxy card, or by writing or calling ExxonMobil Shareholder Services.

**Executive Certifications**
ExxonMobil has included, as Exhibits 31 and 32 to its 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission, certificates of the chief executive officer, principal financial officer, and principal accounting officer of the Corporation regarding the quality of the Corporation's public disclosure. The Corporation has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by the Corporation of NYSE corporate governance listing standards.

---

**ExxonMobil on the Internet**
**A quick, easy way to get information about ExxonMobil.** ExxonMobil publications and important shareholder information are available on the Internet at *exxonmobil.com*:

- Publications
- Stock Quote
- Dividend Information
- Contact Information
- Speeches
- News Releases
- Investor Presentations
- Corporate Governance

PRINTED IN U.S.A.



# General Information

**Corporate Headquarters**
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Additional copies may be
obtained by writing or phoning:
Phone: 972-444-1000
Fax: 972-444-1505

**Shareholder Relations**
Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

**Market Information**
The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

**Annual Meeting**
The 2009 Annual Meeting of Shareholders will be held at 9:00 a.m. Central Time on Wednesday, May 27, 2009, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at *exxonmobil.com* approximately one week prior to the event.


ExxonMobil

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Proxy Statement for ExxonMobil's 2009 Annual Meeting. The Proxy Statement also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. The Investors section of ExxonMobil's Web site (*exxonmobil.com*), contains the Proxy Statement and other company publications, including ExxonMobil's *Financial and Operating Review*. These publications provide additional detail about the company's global operations.

Exxon Mobil Corporation has numerous affiliates, many with names that include *ExxonMobil*, *Exxon*, *Mobil*, and *Esso*. For convenience and simplicity, those terms and terms such as Corporation, company, our, we, and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations, and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words such as venture, joint venture, partnership, co-venturer, and partner are used to indicate business and other relationships involving common activities and interests, and those words may not indicate precise legal relationships. The following are trademarks, service marks, or proprietary process names of Exxon Mobil Corporation or one of its affiliates: *Esso*, *Exxon*, *Mobil*, *Mobil 1*, *Mobil 1 SHC*, *R3M*, and *Taking on the World's Toughest Energy Challenges*. The following third-party trademarks or service marks, referenced in the text of the report are owned by the entities indicated: *American Le Mans* (Automobile Club de l'Ouest, A.C.O.), *Formula 1* (Formula One Licensing B.V.), *IRL* (Indianapolis Motor Speedway Corporation), *Mercedes* (Daimler AG), *McLaren* (McLaren Racing Limited), *NASCAR* (National Association for Stock Car Auto Racing, Inc.), *Porsche*, *Porsche Supercup* (Dr. Ing. H.c.F. Porsche AG), *Toyota* (Toyota Motor Corporation), and *Vodafone* (Vodafone Group Plc).

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ExxonMobil

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Irving, Texas 75039-2298

*exxonmobil.com*

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